UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Lincare Holdings Inc.

(Name of Subject Company)

Lincare Holdings Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

532791100

(CUSIP Number of Class of Securities)

John P. Byrnes

Chief Executive Officer

Lincare Holdings Inc.

19387 US 19 North

Clearwater, Florida 33764

(727) 530-7700

With copies to:

Michael J. Aiello

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1. SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Lincare Holdings Inc., a Delaware corporation (the “Company,” “we” or “us”). The Company’s principal executive office is located at 19387 US 19 North, Clearwater, Florida 33764. The Company’s telephone number at such address is (727) 530-7700.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share (each, a “Share”). As of July 9, 2012, there were 86,440,611 Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth above in “Item 1. Subject Company Information — Name and Address.”

Offer.

This Schedule 14D-9 relates to the tender offer by Linde US Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Linde AG, a stock corporation organized under the laws of Germany (“Parent” and together with Purchaser, the “Offerors”) to purchase all of the issued and outstanding Shares at a purchase price of $41.50 per Share (the “Offer Price”), subject to any required withholding of taxes, net to the seller in cash and without any interest thereon, on the terms and subject to the conditions provided for in the Offer to Purchase, dated July 11, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”). The Shares will be purchased by Purchaser. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by the Offerors with the Securities and Exchange Commission (the “SEC”) on July 11, 2012. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are hereby incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 1, 2012 (as amended or modified from time to time, the “Merger Agreement”), among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving as a wholly owned indirect subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than (i) Shares owned by Parent or Purchaser or Shares owned by the Company as treasury stock, which will be cancelled and will cease to exist, (ii) Shares owned by a subsidiary of the Company or a subsidiary of Parent (other than Purchaser), which will be converted into and become shares of common stock of the surviving corporation, and (iii) Shares owned by the Company’s stockholders who properly demand appraisal of their Shares pursuant to the Delaware General Corporation Law (the “DGCL”)) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required withholding of taxes (the “Merger Consideration”).

The Offer is initially scheduled to expire at 12:00 midnight, New York City time, on Tuesday, August 7, 2012 (which is the end of day on August 7, 2012), subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or the NASDAQ Stock Market (as so extended, if applicable, the “Expiration Time”).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal.

As set forth in the Schedule TO, the address of the principal executive offices of Parent are located at Klosterhofstrasse 1, 80331 Munich, Germany, and the telephone number at such principal offices is +49-89-35757-01. The principal offices of Purchaser are located at 575 Mountain Avenue, Murray Hill, NJ 07974, and the telephone number at such principal offices is (908) 464-8100. Upon filing this Schedule 14D-9 with the SEC, the Company will make this Schedule 14D-9 publicly available on its website at www.lincare.com.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or in the Information Statement attached to this Schedule 14D-9 as Annex A (the “Information Statement”) and hereby incorporated herein by reference, or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates and (i) any of the Company’s executive officers, directors or affiliates or (ii) the Offerors or any of their respective executive officers, directors or affiliates.

Relationship with the Offerors and Certain of Their Affiliates.

Merger Agreement.

On July 1, 2012, the Company, Parent and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in “Section 11—The Transaction Agreements” in the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Investors and security holders should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The summary provided in the Offer to Purchase has been included to provide investors and security holders with information regarding its terms and is qualified in its entirety by the terms and conditions of the Merger Agreement. It is not intended to provide factual information about the Company, Parent or Purchaser. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of that agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Representation on the Board.

Upon the purchase of Shares pursuant to the Offer and for so long thereafter as Parent and its subsidiaries own in the aggregate more than 50% of the outstanding Shares on a fully-diluted basis, and subject to compliance with applicable federal securities laws and applicable rules of NASDAQ, Parent is entitled to designate for appointment or election to the Company’s board of directors (the “Board”) such number of directors, rounded up to the nearest whole number, as is equal to the product obtained by multiplying the total number of directors on the Board (after giving effect to the increase described in this sentence) by the percentage that the number of Shares owned by Parent and its subsidiaries bears to the total number of Shares then outstanding on a fully diluted basis.

Upon the request of Parent, the Company will use its reasonable best efforts to promptly cause Parent’s designees (and any replacement designees) to be so appointed or elected to the Board, including by increasing the size of the Board and/or obtaining the resignations of such number of its incumbent directors. Notwithstanding the foregoing, until the Effective Time, the Board will include at least three directors who (i) were directors of the Company on the date of the Merger Agreement and (ii) are “Qualified Persons”, which is defined as an individual who (x) is not an officer of the Company or any of its subsidiaries, (y) qualifies as an “independent director” for purposes of NASDAQ listing rules and (z) is eligible to serve on the Company’s audit committee under the applicable rules of the Securities Exchange Act of 1934, as amended, and NASDAQ. For more information see “Section 11—The Transaction Agreements” in the Offer to Purchase.

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of stockholders as described in the Information Statement, and is incorporated herein by reference.

The foregoing summary of the provisions of the Merger Agreement concerning representation on the Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Confidentiality Agreement

On April 15, 2011, the Company and Parent entered into a confidentiality agreement (the “2011 Confidentiality Agreement”) and on May 25, 2012, the Company and Parent entered into a letter agreement pursuant to which the Company and Parent amended the terms of the 2011 Confidentiality Agreement (the “Confidentiality Amendment”, together with the 2011 Confidentiality Agreement, the “Confidentiality Agreement”). Under the Confidentiality Agreement, Parent agreed, among other things, to keep all non-public information concerning the Company confidential (subject to certain exceptions).

The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to both the 2011 Confidentiality Agreement, which has been included as Exhibit (e)(2) to this Schedule 14D-9 and the Confidentiality Amendment, which has been included as Exhibit (e)(3) to this Schedule 14D-9 and are incorporated by reference.

Commercial Relationship

A wholly owned indirect subsidiary of the Company purchases medical gas products and related services from a wholly owned indirect subsidiary of Parent. The total purchases made by the Company amounted to approximately $20.4 million in 2010, approximately $18.3 million in 2011 and approximately $6.5 million in the first five months of 2012.

Arrangements with Current Executive Officers and Directors of the Company.

Certain of the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of stockholders generally. The Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Background and Reasons for the Recommendation — Reasons for the Recommendation.”

Effect of the Offer and the Merger Agreement on Equity Awards.

Treatment of Company Stock Options.

The Merger Agreement provides that, except as otherwise agreed by Parent and the holder of an Option (as defined below), immediately prior to the time at which Purchaser accepts for payment all Shares validly tendered into the Offer and not properly withdrawn prior to the Expiration Time (such time, the “Acceptance Time” and such date, the “Acceptance Date”), each outstanding option to purchase Shares (an “Option”) granted under the Company’s stock plans or otherwise (other than the Company’s 2009 Employee Stock Purchase Plan (the “ESPP”)), whether vested or unvested, will be cancelled immediately prior to the consummation of the Offer, and the holder of such Option will receive an amount in cash equal to the product of (x) the total number of shares of common stock of the Company subject to such Option and (y) the excess, if any, of the Offer Price over the exercise price per share of Company common stock subject to such Option, with the aggregate amount of such payment rounded down to the nearest cent (the “Option Consideration”), less such amounts as are required to be withheld or deducted as taxes. The cash payments with respect to the Options will be delivered as soon as reasonably practicable following the Effective Time, without interest.

The table below sets forth information regarding the Options held by the Company’s executive officers and directors as of July 10, 2012 and the estimated consideration that each of them would receive after the Effective Time in connection with the cancellation of, and payment for, such Options pursuant to the Merger Agreement as described above. The below table assumes continued employment through the Effective Time.

	Vested Options to be Converted to Option Consideration		Unvested Options to be Accelerated and Converted to the Option Consideration
Name	Number of Shares	Weighted Average Exercise Price per Share	Number of Shares	Weighted Average Exercise Price per Share	Total Estimated Option Consideration
Directors
John P. Byrnes	1,850,000	$24.43	175,000	$20.38	$35,267,660
Stuart H. Altman, Ph.D.	168,000	26.63	12,000	20.38	$2,751,840
Chester B. Black	168,000	26.63	12,000	20.38	$2,751,840
Angela P. Bryant	—		—		—
Frank D. Byrne, M.D.	168,000	26.63	12,000	20.38	$2,751,840
William F. Miller, III	168,000	26.63	12,000	20.38	$2,751,840
Ellen M. Zane	—		—		—
Executive Officers (other than Mr. Byrnes)
Paul G. Gabos	950,000	24.33	100,000	20.38	18,425,830
Shawn S. Schabel	1,295,000	24.47	125,000	20.38	24,695,263

Treatment of Restricted Shares.

The Merger Agreement provides that, except as otherwise agreed by Parent and the holder of any outstanding shares of restricted stock (“Restricted Shares”), each Restricted Share granted under the Company’s stock plans that has not previously vested will be converted, at the Effective Time, into the right to receive the Merger Consideration.

The table below sets forth the number of outstanding unvested Restricted Shares held by the Company’s executive officers and directors as of July 10, 2012 and the estimated Merger Consideration that each of them would receive after the Effective Time in connection with the conversion of, and payment for, such Restricted Shares pursuant to the Merger Agreement as described above. The below table assumes continued employment through the Effective Time.

Name	Number of Unvested Restricted Shares	Estimated Merger Consideration Payable in Respect of Unvested Restricted Shares
Directors
John P. Byrnes	1,060,000	$43,990,000
Stuart H. Altman, Ph.D.	66,000	$2,739,000
Chester B. Black	66,000	$2,739,000
Angela P. Bryant	52,000	$2,158,000
Frank D. Byrne, M.D.	66,000	$2,739,000
William F. Miller, III	66,000	$2,739,000
Ellen M. Zane	52,000	$2,158,000
Executive Officers (other than Mr. Byrnes)
Paul G. Gabos	330,000	$13,695,000
Shawn S. Schabel	735,000	$30,502,500

Treatment of Employee Stock Purchase Plan.

The Company will take all actions necessary to suspend the ESPP so that no further offering periods commence after July 1, 2012 and the ESPP will terminate, effective upon the earlier of the first offering following July 1, 2012 and the day immediately prior to the Acceptance Time (the “New Exercise Date”). If the New Exercise Date occurs prior to the first offering date under the ESPP after July 1, 2012, each purchase right outstanding on such date will be automatically exercised by applying payroll deductions of each then-current participant in the ESPP for the then-current offering period to the purchase of whole shares of Company common stock at a purchase price per share equal to the lesser of (1) 85% of the fair market value of the Shares as of the final day of the immediately preceding offering period under the ESPP and (2) 85% of the fair market value of the Shares as of the New Exercise Date. With respect to the offering period in effect as of July 1, 2012, the Company will prevent any new participants and any increases in payroll deductions by then-current participants.

Employment Agreements with Messrs. Byrnes, Gabos and Schabel.

The Company has employment agreements with Messrs. Byrnes, Gabos and Schabel. The respective agreements set forth the terms and conditions of each executive officer’s employment for a period beginning on January 1, 2005 through December 31, 2012 for Mr. Gabos and January 1, 2005 through December 31, 2014 for Messrs. Byrnes and Schabel, or if employment thereunder is earlier terminated, such shorter period. Each agreement provides for a base salary, annual cost of living adjustments and for such salary increases as may be determined by the Board of Directors in its sole discretion. In addition to salary, the employment agreements provide that each such person will be eligible to receive bonus compensation based upon the achievement of the performance targets set forth in the respective agreements. During the employment term, each executive officer will be eligible to participate in all employee benefit programs generally available to executive employees in accordance with the provisions of any such plans and will be entitled to reimbursement of certain out-of-pocket expenses incurred in the performance of such person’s duties on behalf of the Company. For additional information regarding these agreements, see “Annex A—Employment Arrangements and Potential Payments Upon Termination or Change of Control.”

The employment agreements with Messrs. Byrnes, Gabos and Schabel provide that the employment term will end upon the occurrence of a “Change of Control” (as defined below, and which will be triggered in connection with the transactions contemplated by the Merger Agreement) and provide for payments to be made to each executive officer upon a Change of Control.

If the executive’s employment term ends by reason of the occurrence of a Change of Control (regardless of whether the executive experiences a termination of employment), then the Company will pay to the executive, as severance pay or liquidated damages or both, an amount equal to two times the sum of (A) his then-current annual salary in effect immediately prior to the occurrence of such event; plus (B) the average of the bonus paid to or earned by the executive with respect to the three calendar years immediately preceding such termination; plus (C) an amount determined by the Company, in its sole discretion, to be equal to the average annual cost for Company employees of obtaining medical, dental and vision insurance under COBRA. All amounts payable pursuant to a Change of Control will be paid no later than ten business days after the end of the employment term.

The term “Change of Control” is defined in each executive’s employment agreement to mean any of the following: (A) sale or other disposition (or the last such sale or other disposition) resulting in the transfer of more than 50% of the outstanding common stock of the Company to an unrelated and unaffiliated third party purchaser; (B) the consolidation or merger of the Company or a subsidiary thereof with or into any other entity (unless immediately following such consolidation or merger, the outstanding common stock of the Company immediately prior to such consolidation or merger continues to represent (either by remaining outstanding or being converted into voting securities of the resulting or surviving entity or any parent thereof) more than 50% of the outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such consolidation or merger (including, without limitation, a corporation that owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries); (C) a sale of substantially all of the properties and assets of the Company as an entirety to an unrelated and unaffiliated third party purchaser; or (D) the time at which any person (including a person’s affiliates and associates) or group (as that term is understood under Section 13(d) of the Exchange Act and the rules and regulations thereunder), files a Schedule 13-D or 14D-1 (or any successor schedule, form or report under the Exchange Act) disclosing that such person or group has become the beneficial owner (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of shares of capital stock of the Company giving such person or group a majority of the voting power of all outstanding capital stock of the Company with the right to vote generally in an election for directors or other capital stock of the Company into which the common stock or other voting stock is reclassified or changed.

Summary of Certain Benefits Payable in Connection with the Contemplated Transactions

The terms and conditions related to compensation that is based on or otherwise related to the transactions contemplated by the Merger Agreement are described in “Item 8. Additional Information—Golden Parachute Compensation” below and are incorporated herein by reference.

Compensation Actions Between Signing of Merger Agreement and Completion of Merger.

During this interim period, the Company may, in the ordinary course of business and consistent with past practice, increase employees’ base salaries and cash bonuses. However, the Company may not otherwise, among other things, increase the compensation or benefits (including loans, equity-based compensation and awards under any benefit or stock plan) of any Company personnel in any manner. Such restrictions include, among other things, prohibiting the Company from (i) adopting, establishing, terminating, amending or modifying any restrictive covenant agreements with Company personnel in a manner that would be adverse to the Company or any collective bargaining agreement, (ii) granting, paying, or increasing any severance, separation, change in control, retention, termination or similar compensation or benefits to Company personnel, (iii) taking action to fund or secure the payment of compensation or benefits under any benefit plan, and (iv) taking any action to accelerate the time of payment or vesting of any compensation or benefits under any benefit plan, including making any material determination under any benefit plan that is inconsistent with the ordinary course of business or past practice.

Employee Matters Following Closing.

The Merger Agreement provides that from the date of the consummation of the Merger and for a period of 12 months thereafter, Parent will cause the Surviving Corporation and its subsidiaries to provide to employees of the Company and its subsidiaries as of the Acceptance Time (“Company Employees”) compensation and employee benefits that, taken as a whole, are substantially comparable in the aggregate to the compensation and employee benefits provided by the Company and its subsidiaries to Company Employees prior to the Merger; provided, however, that Parent will not be required to provide equity or equity-based compensation, and no plans or arrangements of the Company or any of its subsidiaries providing for equity or equity based compensation will be taken into account in determining whether compensation and employee benefits are comparable in the aggregate.

Under the Merger Agreement, the service of Company Employees with the Company prior to the Effective Time will be recognized by Parent or one of its affiliates for purposes of any waiting period, vesting, eligibility, and benefit entitlement in connection with any tax-qualified pension plan, 401(k) savings plan, paid time off, service awards, severance and other welfare benefit plans and policies maintained by Parent or one of its affiliates which is made available to Company Employees following the Effective Time, except that service need not be recognized for purposes of any defined benefit pension plan or to the extent it would result in duplication of benefits. With respect to participation and coverage requirements applicable to Company Employees under any welfare benefit plan made available to Company Employees following the Effective Time by Parent or one of its affiliates, Parent will (i) waive, or cause its insurance carriers to waive, all limitations as to pre-existing and at-work conditions, if any, except to the extent that such pre-existing or at-work condition would have been applicable under the comparable Company welfare benefit plan immediately prior to the Effective Time, and (ii) provide credit to Company Employees for any co-payments, deductibles and out-of-pocket expenses paid by such employees under the employee benefit plans, programs and arrangements of the Company and its subsidiaries during the portion of the relevant plan year including the Effective Date.

As of the date of this Schedule 14D-9, no members of the Company’s current management have entered into any agreement, arrangement or understanding with the Offerors or their affiliates to provide continuing employment with, or the right to convert into or reinvest or participate in the equity of, Parent or the Surviving Corporation or any of its subsidiaries. The Offerors did, however, indicate in the negotiation of the Merger Agreement, and in submitting their indications of interest to purchase all of the issued and outstanding Shares of the Company, that they intend to enter into employment agreements with certain members of the Company’s current management. It is possible that certain members of the Company’s current management team will enter into arrangements with the Offerors or their affiliates regarding employment (or severance arrangements) and the right to purchase or participate in the equity of Parent. As of the date of this Schedule 14D-9, preliminary discussions have occurred between certain members of the Company’s current management and representatives of the Offerors or their affiliates regarding any such arrangements, but no agreements have been entered into between the parties.

Indemnification; Directors’ and Officers’ Insurance.

The Company’s directors and officers are entitled under the Merger Agreement to continued indemnification, advancement of expenses and director and officer insurance coverage. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. For additional information regarding these arrangements, see “Section 11—The Transaction Agreements” in the Offer to Purchase.

Section 16 Matters.

Pursuant to the Merger Agreement, the Board has adopted a resolution so that the disposition of all Company equity securities pursuant to the Merger Agreement by any officer or director of the Company who is a covered person for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Continuing Directors.

The Merger Agreement provides that, from the Acceptance Time until the Effective Time, at least three existing directors of the Company will continue to serve on the Board. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. For additional information regarding these arrangements, see “Section 11—The Transaction Agreements” in the Offer to Purchase.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Board.

At a meeting held on July 1, 2012, the Board unanimously:

(i) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions provided for in the Merger Agreement;

(ii) determined that each of the Merger Agreement, the Merger and the Offer is advisable, fair to and in the best interests of the Company and its stockholders; and

(iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, vote in favor of the adoption of the Merger Agreement.

Accordingly, and for the other reasons described in more detail below, the Board of Directors unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, vote in favor of the adoption of the Merger Agreement.

Background and Reasons for the Recommendation.

Background of the Offer.

As a matter of course and in their ongoing effort to enhance stockholder value, the Board and senior management of the Company regularly review and evaluate the Company’s business plan and strategy, including a review of strategic alternatives available to the Company, taking into account recent developments, trends and conditions impacting the Company’s business. These alternatives included the continued execution of the Company’s strategy to improve its competitive position through internal growth and strategic business acquisitions, as well as a potential sale of the Company. This review and evaluation continued into 2012 as the Company considered the uncertainty of recently enacted healthcare legislation affecting Medicare and Medicaid reimbursement amounts and the implementation of the competitive bidding process under Medicare.

From time to time, the Company received informal and unsolicited indications of interest from third parties expressing interest in a potential transaction with the Company. In April 2011, after speaking with the Board, senior management of the Company met with senior management of Parent in Munich, Germany. During the meeting, senior management of the Company provided Parent with an overview of the Company’s recent financial performance, as well as certain new strategic product initiatives being developed by the Company. Following that meeting, Parent and the Company entered into a confidentiality agreement dated April 15, 2011, pursuant to which the Company would provide Parent with certain confidential information in order to assist Parent in evaluating a potential transaction with the Company. During the period from mid-April 2011 through mid-July 2011, the Company provided Parent with certain confidential information and the Company and Parent had a series of discussions regarding a possible transaction, but both parties ultimately decided against pursuing a transaction at that time in order to focus on their respective businesses.

After the discussions with Parent ceased in mid-July 2011, senior management of the Company continued executing on the Company’s strategy of improving its competitive position through internal growth and strategic acquisitions.

In January and February 2012, the Company received unsolicited inquiries from a third party, which we refer to as Party B, as to the Company’s willingness to enter into discussions with such party that could result in a strategic relationship between the two companies, including an acquisition of the Company by Party B. During that time period, the Company also received unsolicited inquires from several financial buyers regarding the Company’s interest in a potential sale of the Company. After receiving these informal and unsolicited inquiries from third parties in early 2012, the Board determined to again consider potential strategic alternatives for enhancing stockholder value, including the indications of interest that had been received to date. With direction from the Board, in April 2012, the Company engaged with Weil, Gotshal & Manges LLP (“Weil”), as legal counsel and J.P. Morgan Securities LLC (“J.P. Morgan”), as financial advisor, to assist with a review of strategic alternatives available to the Company, including a possible sale of the Company. With the assistance of senior management of the Company, J.P. Morgan identified thirteen strategic parties as potential buyers of the Company, which included five industrial gas companies, including Parent, Party A and Party B, and eight healthcare companies. Based on publicly available information, J.P. Morgan analyzed, among other things, the strategic fit of the Company with the identified parties and the financial capability and likelihood of the identified parties to execute a transaction. J.P. Morgan and senior management of the Company determined that financial buyers would not be likely buyers of the Company due to the nature of the Company’s business and the regulatory environment in which the Company operates (including the uncertainty surrounding Medicare reimbursement policies), as well as the low probability of financial buyers being able to make a competitive offer for the Company (as compared to strategic buyers) given the lack of synergies and the required financial returns of financial buyers in leveraged buy-out transactions.

At a meeting of the Board on May 9, 2012, the Board discussed with senior management of the Company the status of various strategic initiatives being developed or undertaken by the Company, as well as potential alternatives for enhancing stockholder value available to the Company. At this meeting, the Board discussed the formal engagement of J.P. Morgan as financial advisor to assist the Company in continuing to consider strategic alternatives, to respond to the inquiries that had been received by the Company and to oversee a process for considering strategic alternatives that could result in a sale of the Company. The Board and senior management discussed, among other things, J.P. Morgan’s qualifications and experience in the industry and in advising companies and boards of directors under similar circumstances. J.P. Morgan reminded the Board that it beneficially owned, as of such date, approximately 9% of the shares of the Company’s common stock primarily through funds managed by J.P. Morgan on a fiduciary basis for third parties and that it held less than 1% of the Company’s common stock on a proprietary basis. After discussion, the Board resolved to formally engage J.P. Morgan as financial advisor to assist the Company.

                In May 2012, as part of the process of assisting the Company in considering strategic alternatives, J.P. Morgan approached the thirteen previously identified strategic parties to determine their interest in a potential transaction involving the Company. Of the parties contacted, three parties expressed preliminary interest in exploring a potential transaction with the Company. To facilitate the exchange of confidential information in contemplation of a potential transaction, the Company executed confidentiality agreements with two parties – Party A and Party B on May 10, 2012 and May 15, 2012, respectively. On May 29, 2012, the Company entered into an amendment to its previous confidentiality agreement with Parent dated April 15, 2011.

The first stage of the process consisted of senior management presentations to the interested parties with supporting due diligence information about the Company contained in an information memorandum provided to the three interested parties. During May 2012, the Company’s senior management and representatives of J.P. Morgan had in-person meetings and engaged in discussions with each of these parties. The interested parties were provided with, among other things, a general overview of the Company’s business and industry dynamics and management’s financial forecasts for the Company through 2015. Subsequent to these meetings, on May 30, 2012, J.P. Morgan instructed each of these three parties to submit to J.P. Morgan a non-binding written indication of interest regarding a potential acquisition of the Company by 12:00 p.m. (Eastern time) on June 15, 2012.

On June 14, 2012, Party B informed J.P. Morgan that it would not submit an indication of interest to acquire the Company given its perspective with respect to the Company’s business and industry, generally.

On June 15, 2012, Party A submitted a non-binding indication of interest to acquire the Company for $33.00 to $34.00 per share. The Company’s stock price closed at $26.54 on June 15, 2012.

On June 18, 2012, Parent submitted a non-binding indication of interest to acquire the Company for $33.50 per share in cash. Parent submitted its non-binding indication of interest on June 18th in order to allow sufficient time for Parent’s Executive Board to meet on Sunday, June 17, 2012 and to approve submission of the bid.

On June 18, 2012, the Board held a telephonic meeting to discuss the status of the process undertaken to date, as well as the non-binding indications of interest received from Parent and Party A and Party B’s decision not to proceed. Representatives of J.P. Morgan discussed and answered questions regarding the process undertaken by the Company to such point, including the decision to reach out to the thirteen strategic parties and the determination that financial buyers would likely not be buyers of the Company. Representatives of J.P. Morgan then outlined the two indications of interest received and discussed the next steps of the process. Representatives from Weil also discussed and answered questions concerning the Board’s fiduciary duties under Delaware law, including with respect to the strategic process that had been undertaken. After further discussions, the Board instructed J.P. Morgan to continue discussions with the two interested parties and instructed management to continue assisting the interested parties with their due diligence efforts.

Following the Board meeting, J.P. Morgan contacted representatives of Parent and Party A to indicate that the Company would be providing additional due diligence information in an electronic dataroom and a draft merger agreement over the course of the next week. J.P. Morgan explained to both parties that the Company was considering requesting that each of the parties complete due diligence and submit a final offer in mid-July.

On June 20, 2012, representatives of Parent and its financial advisor contacted senior management of the Company and a representative of J.P. Morgan and indicated that Parent would be submitting an offer to acquire the Company for $37.00 per share. Later that day, Parent confirmed its oral offer in writing and requested that the Company accelerate the process with Parent, provide Parent with priority access to due diligence information until July 4, 2012 and provide Parent with a draft merger agreement and begin negotiating the terms of the merger agreement with Parent as soon as possible (and not wait until it was provided to other interested parties). In connection with its offer, Parent submitted signed commitment letters from Morgan Stanley for the financing necessary for Parent to complete an acquisition of the Company.

On June 21, 2012, the Board held a telephonic meeting, with representatives of management, J.P. Morgan and Weil present, to discuss the status of the process, including the most recent offer from Parent. Representatives from J.P. Morgan provided additional detail regarding Parent’s offer and discussed Parent’s request that the Company engage with Parent on a priority basis through July 4, 2012, including that the Company provide Parent with priority due diligence access and provide and negotiate a merger agreement with Parent as soon as possible. Representatives of Weil discussed a conversation with representatives of Cravath, Swaine & Moore LLP (“Cravath”), counsel to Parent, in which Cravath confirmed that Parent only had confirmatory diligence to complete and Parent had received approval from its Supervisory Board for the offer in its June 20 letter. After further discussion regarding the status of the process, the interested parties’ bids and Parent’s request, the Board instructed representatives of J.P. Morgan and Weil to continue the process with all remaining parties as had been previously approved by the Board and senior management; however, given Parent’s bid and its willingness to proceed more aggressively, the Board was comfortable moving more quickly with Parent.

                On the morning of June 23, 2012, Weil distributed an initial draft merger agreement to Cravath. The merger agreement included, among other things, a customary non-solicitation provision providing for a fiduciary out, customary termination rights for both the Company and Parent and a termination fee equal to 2% of the equity value of the Company, which would be payable in certain circumstances involving a competing transaction or a change in recommendation by the Board. On June 25, 2012, Weil and Cravath had an initial discussion regarding the merger agreement.

On the evening of June 25, 2012, Weil distributed the initial draft of the merger agreement to legal counsel for Party A.

On June 26, 2012, Cravath sent Weil a revised draft of the merger agreement.

On June 27, 2012, due to a report on the Financial Times website, rumors of a possible sale transaction involving the Company began to circulate causing the trading price of the Company’s stock to increase from $25.43 (the opening market price on June 27, 2012) to $31.17 (the closing market price on June 27, 2012).

On June 28, 2012, representatives from Cravath, Parent and Weil had an in-person meeting at Weil’s office to discuss the merger agreement.

On June 28, 2012, Party A submitted a revised indication of interest to acquire the Company at a price of $39.00 per share and included a markup of the draft of the merger agreement.

Later in the day on June 28, 2012, the Board held another telephonic meeting, with representatives of senior management, J.P. Morgan and Weil present, to discuss the revised offer submitted by Party A, as well as the negotiations with Parent to that point. Representatives of J.P. Morgan informed the Board of the terms of the revised offer submitted by Party A, including that such offer indicated it had been fully approved by the board of directors of Party A. Representatives of Weil reviewed with the Board the material terms and conditions of the merger agreement as provided by each of the interested parties with their revised proposals, including the circumstances under which the Board could consider a competing proposal, could terminate the merger agreement and be required to pay to the buyer a termination fee. These representatives also discussed the timetable for completing a potential acquisition of the Company. Representatives of J.P. Morgan then proposed moving forward by asking each interested party to submit their “best and final” offer by the morning of July 1, 2012. After further discussion, the Board authorized J.P. Morgan to proceed on that basis.

Later that day on June 28, 2012, representatives of J.P. Morgan contacted both interested parties to inform them that they should plan to complete negotiations on the merger agreement as soon as possible and submit their “best and final” offers by 9:00 a.m. (Eastern time) on July 1, 2012.

During the period from June 28, 2012 through 8:30 a.m. (Eastern time) on July 1, 2012, representatives of Weil engaged in negotiations regarding the provisions of the merger agreement and the related disclosure schedules with both Cravath, on behalf of Parent, and legal counsel for Party A. The negotiations addressed, among other things, the circumstances in which the buyer would be required to extend the Offer, the nature of the representations and warranties to be made by the Company, the conditions to closing the Offer, termination rights and the fees and/or expenses payable upon termination in certain circumstances, remedies for breaches of the covenants and agreements in the merger agreement, non-solicitation obligations, the level of efforts required to obtain antitrust approval, and the limitations on the conduct of business by the Company between signing and closing.

At 9:00 a.m. (Eastern time) on July 1, 2012, Party A submitted a “best and final” offer to acquire the Company for $39.50 per share along with a final version of the merger agreement. Similarly, Parent submitted its “best and final” offer to acquire the Company for $41.50 per share along with a final version of the merger agreement.

                At 9:30 a.m. (Eastern time) on July 1, 2012, the Board held a telephonic meeting, with representatives of senior management, J.P. Morgan and Weil present, to evaluate both offers. At the meeting, representatives of J.P. Morgan first provided the Board with an update, including a summary of each party’s final offer. Representatives of Weil reviewed with the Board the legal framework relevant to consideration of both offers, and explained and discussed with the Board the principal terms and conditions of the merger agreements for both parties. The Board, together with representatives of senior management, J.P. Morgan and Weil, again discussed the process that had been undertaken by the Company to consider strategic alternatives for enhancing stockholder value, including a potential sale of the Company. J.P. Morgan presented its financial analyses of the proposed transaction with Parent and delivered its oral opinion to the Board, which was confirmed by delivery of a written opinion dated July 1, 2012, that, as of such date, and based upon and subject to the factors, assumptions, qualifications and limitations set forth in its opinion, the consideration to be paid to the holders of the common stock of the Company in the proposed transaction with Parent was fair, from a financial point of view, to such holders. For a summary of J.P. Morgan’s financial analysis, see “—Opinion of the Company’s Financial Advisor” below. J.P. Morgan reminded the Board that it beneficially owned, as of such date, approximately 9% of the shares of the Company’s common stock primarily through funds managed by J.P. Morgan on a fiduciary basis for third parties and that it held less than 1% of the Company’s common stock on a proprietary basis. Mr. Byrnes discussed his view on the principal benefits to the Company and its stockholders of the transaction and recommended, on behalf of management, that the Board approve the transaction. The Board then discussed the reasons for the transaction with Parent. For a discussion of such principal benefits of the transaction, see “—Reasons for the Recommendation” below. Following review and discussion among the members of the Board, the Board unanimously (i) approved the Merger Agreement and the transactions contemplated thereby, including the making of the Offer and the Merger, upon the terms and subject to the conditions provided for in the Merger Agreement, (ii) determined that each of the Merger Agreement, the Merger and the Offer is advisable, fair to and in the best interests of the Company and the stockholders of the Company upon the terms and subject to the conditions provided for in the Merger Agreement and (iii) resolved to recommend that, subject to the Board’s ability to change its recommendation in accordance with the Merger Agreement, the stockholders of the Company accept the Offer and tender their shares of common stock pursuant to the Offer and, if required by applicable Law, vote in favor of the adoption of the Merger Agreement.

Following the Board meeting, representatives from Cravath and Weil finalized the terms of the Merger Agreement and the related disclosure schedules, and the Company, Parent and Purchaser executed and delivered the definitive Merger Agreement.

Following the execution and delivery of the Merger Agreement, Parent delivered an ad hoc notice to its securities regulator, which was required under German law, and the parties issued a joint press release announcing the transaction on July 2, 2012.

Reasons for the Recommendation.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board consulted with the Company’s senior management, as well as J.P. Morgan and Weil. In the course of reaching its determination of the fairness of the terms of the Offer and the Merger and its recommendation that stockholders accept the Offer, tender their Shares into the Offer and adopt the Merger Agreement, the Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation:

•	Offer Price. The Board considered:

•

the fact that the Offer Price represents a 64% premium to the trading price at which the Shares closed on June 26, 2012 (the last day prior to press reports speculating as to a potential sale of the Company);

•	the fact that the per-Share trading price of the Shares has never exceeded the level of the Offer Price;

•	the fact that the Offer Price represents a 37% premium to the 52-week high for the trading price of the Shares; and

•

the Board’s belief that it had obtained Parent’s and Purchaser’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per-Share consideration reasonably obtainable.

•

Business and Financial Condition of the Company. The Board considered its and senior management’s familiarity with the business, operations, prospects, business strategy, properties, assets, cash position and financial condition of the Company, and the certainty of realizing in cash a compelling value for the Shares in the Offer and Merger compared to the risk and uncertainty associated with the operation of the Company’s business in a highly regulated industry that is significantly dependent on federal and state healthcare reimbursement programs.

•

Certainty of Value of Cash Consideration. The Board considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows holders of Shares to realize immediate value, in cash, for their investment in the Company, providing such holders of Shares certainty of value and liquidity for their Shares.

•

Strategic Alternatives. The Board considered its and the senior management team’s belief that the value offered to holders of Shares in the Offer and the Merger was more favorable to holders of Shares than the potential value of remaining an independent public company. The Company actively sought proposals from other potential buyers (as more fully described above in “— Background of the Offer”).

•

Negotiation Process. The course of the negotiations between the Company and Parent resulted in an increase from $33.50 to $41.50 in the price per Share offered by Parent. Parent represented that it will have available at the Acceptance Time cash and cash equivalents to pay for all the Shares tendered pursuant to the Offer and at the Effective Time cash and cash equivalents to make payments in respect of the Company’s equity awards and to consummate the Merger, and the transactions are not conditioned on Parent receiving third party financing.

•

J.P. Morgan’s Fairness Opinion and Related Analyses. The Board considered (i) J.P. Morgan’s oral opinion rendered on July 1, 2012, and subsequently confirmed in writing, to the Board to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of the review undertaken by J.P. Morgan as set forth in such written opinion, the consideration of $41.50 per Share in cash to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below in “— Opinion of the Company’s Financial Advisor” and (ii) the related financial analyses conducted by J.P. Morgan and presented by J.P. Morgan to the Board, as more fully described below in “— Opinion of the Company’s Financial Advisor.” The Board was aware that J.P. Morgan became entitled to certain fees upon the delivery of its opinion and will become entitled to additional fees upon consummation of the Merger, as more fully described below in “— Opinion of the Company’s Financial Advisor.” The Board was also aware that J.P. Morgan beneficially owned (as of such date) approximately 9% of shares of the Company’s common stock primarily through funds managed by J.P. Morgan on a fiduciary basis for third parties and that it held (as of such date) less than 1% of the Company’s common stock on a proprietary basis. See “—Background of the Offer.”

•

Tender Offer Structure. The Board considered the fact that the transaction is structured as a tender offer, which can be completed, and the cash Offer Price can be delivered to the Company’s stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the contemplated transactions, and the fact that the Merger Agreement requires Parent, if it acquires a majority of the fully-diluted outstanding Shares in the Offer, to consummate a second-step Merger in which stockholders who do not tender their Shares in the Offer will receive cash consideration equal to the Offer Price. The Board also considered the business reputation of Parent and its management and believed that the substantial financial resources of Parent should permit the Offer and Merger to be completed relatively quickly and in an orderly manner.

•	Likelihood of Completion; Certainty of Payment. The Board considered its belief that the Offer and the Merger will likely be consummated, based on, among other factors:

•	the absence of any financing condition to consummation of the Offer or the Merger;

•	the reputation and financial condition of Parent, and Parent’s general ability to complete acquisition transactions;

•	the fact that the Offer and Merger are not subject to the approval by Parent’s shareholders;

•	the fact that the conditions to the Offer and Merger are specific and limited in scope;

•	the probability of the Offer and Merger being approved by applicable regulatory authorities;

•	the Company’s ability to request the Delaware Court of Chancery to specifically enforce the Merger Agreement, including the consummation of the Offer and the Merger; and

•	the Company’s ability under the Merger Agreement to pursue damages.

•

Terms of the Merger Agreement. The Board considered the fact that the provisions of the Merger Agreement which give the Board the ability, should the Company receive a bona fide written takeover proposal that was not solicited by the Company, which constitutes or could reasonably be expected to result in a superior proposal, to furnish information and conduct negotiations with a third party, and enter into an agreement for a superior proposal after complying with certain requirements including payment of a termination fee. In addition, the provisions of the Merger Agreement provide the Board with the ability to withdraw or modify its recommendation in favor of the Offer and the Merger under certain circumstances. Finally, the Board may change its recommendation at any time if the Board determines in good faith, after consultation with its outside legal and financial advisors, that the failure to change its recommendation would be inconsistent with the Board’s fiduciary duties to the Company’s stockholders.

•

Extension of the Offer. The Board considered the fact that Purchaser’s obligation to accept for and pay for all Shares that have been validly tendered into the Offer and not properly withdrawn is subject to a number of conditions. However, Purchaser is required, under certain circumstances as provided for in the Merger Agreement, to extend the Offer beyond the initial Expiration Time if, at any otherwise scheduled Expiration Time, certain conditions have not been satisfied or waived.

•

Appraisal Rights. The Board considered the availability of statutory appraisal rights under Delaware law in connection with the Merger for stockholders who do not tender their Shares into the Offer and, if applicable, do not vote their Shares in favor of adoption of the Merger Agreement (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per-Share amount than the Offer Price, which appraisal rights avoid delays in the transaction so that other stockholders will be able to receive the Offer Price for their Shares in the Offer and Merger.

In reaching its determinations and recommendations described above, the Board also considered the following potentially negative factors:

•

Risks the Offer and Merger May Not Be Completed. The Board considered the risk that the conditions to the Offer may not be satisfied and that, therefore, Shares may not be purchased pursuant to the Offer and the Merger may not be consummated. The Board also considered the risks and costs to the Company if the Offer and the Merger are not consummated, including the diversion of management and employee attention, potential employee attrition, the potential effect on business and customer relationships and the potential effect on the trading price of the Shares.

•

Interim Operating Covenants. The Board considered that the Merger Agreement imposes restrictions on the conduct of the Company’s business prior to the consummation of the Offer, requiring the Company to conduct its business in the ordinary course of business and, to the extent consistent therewith, use reasonable best efforts to preserve substantially intact its current business organization and to preserve its relationships with governmental authorities, customers and suppliers, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Offer.

•

No Participation in the Company’s Future. The Board considered that if the Offer and Merger are consummated, stockholders will receive the Offer Price in cash and will no longer have the opportunity to (i) participate in any future earnings or growth of the Company or the combined company or (ii) benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions or successfully commercializes any of its product candidates.

•

Tax Treatment. The Board considered that the receipt of the Offer Price and the consideration payable in the Merger will generally be taxable to stockholders. The Board believed that this was mitigated by the fact that the entire consideration payable in the Offer and the Merger would be cash, providing adequate cash for the payment of any taxes due.

•

Expense Reimbursement and Termination Fees. The Board considered the fact that the Company must pay Parent its documented, out-of-pocket expenses actually incurred in connection with the Merger Agreement and the transactions contemplated thereby up to a maximum of $10 million if the Merger Agreement is terminated in certain circumstances. The Board also considered the fact that the Company must pay Parent a termination fee equal $155 million (subject to a credit for any expense reimbursement previously paid) if the Merger Agreement is terminated in certain circumstances. The Board determined that these expense reimbursement and termination fee provisions were reasonable and that they would be unlikely to deter a third party from making a superior proposal. In addition, the Board recognized that the provisions in the Merger Agreement relating to these fees were insisted upon by Parent as a condition to entering into the Merger Agreement.

•

Potential Conflicts of Interest. The Board considered the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company.”

After considering these factors, the Board concluded that the positive factors relating to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, substantially outweighed the potential negative factors.

The foregoing discussion of the factors considered by the Board is intended to be a summary, and is not intended to be exhaustive, but rather includes the principal factors considered by the Board and the principal reasons for making its recommendation. The Board collectively reached the conclusion to approve the Merger Agreement and the related transactions, including the Offer and the Merger, in light of the various factors described above and other factors that the members of the Board believed were appropriate. In view of the wide variety of factors considered by the Board in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the complexity of these matters, the Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors.

Intent to Tender.

As of July 9, 2012, the directors and executive officers of the Company beneficially owned 1,276,938 Shares (not including any Shares deliverable upon exercise or conversion of any Company Options or any unvested Restricted Shares), representing approximately 1.48% of the outstanding Shares. The directors and executive officers of the Company have informed the Company that they intend to tender or cause to be tendered all Shares held of record or beneficially by them into the Offer (other than Shares as to which such holder does not have discretionary authority and Shares which may be retained in order to facilitate estate and tax planning dispositions) and, if necessary, to vote such Shares in favor of the adoption of the Merger Agreement.

Opinion of the Company’s Financial Advisor.

Pursuant to an engagement letter dated May 15, 2012 and effective as of March 7, 2012, the Company retained J.P. Morgan as its financial advisor in connection with a potential acquisition of the Company.

At the meeting of the Board, on July 1, 2012, J.P. Morgan rendered its oral opinion to the Board, which opinion was subsequently confirmed in writing by delivery of J.P. Morgan’s written opinion dated the same date to the Board that, as of such date, and based upon and subject to the factors, assumptions, qualifications and limitations set forth in its opinion, the consideration to be paid to the holders of the Shares in the Offer and the Merger (together, the “Transactions”) was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan, dated July 1, 2012, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering its opinion, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. Stockholders are urged to read this opinion in its entirety. J.P. Morgan’s written opinion is addressed to the Board, is directed only to the consideration to be paid in the proposed Transactions, and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender Shares in the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with preparing the opinion, J.P. Morgan, among other things:

•	reviewed the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•

compared the proposed financial terms of the Transactions with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•

compared the financial and operating performance of the Company with publicly available information concerning certain other companies that J.P. Morgan deemed relevant, and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by, or at the direction of, the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the Company’s management with respect to certain aspects of the Transactions, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor did it assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct, and was not provided with, any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Transactions and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement. J.P. Morgan also assumed that the representations and warranties made by the Company and Parent in the Merger Agreement and the related agreements are and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transactions.

J.P. Morgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of its opinion. It should be understood that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of the Shares in the proposed Transactions and J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the Transactions to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transactions. Furthermore, J.P. Morgan has expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transactions, or any class of such persons relative to the consideration to be paid to the holders of the Shares in the Transactions or with respect to the fairness of any such compensation.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of certain of the financial analyses undertaken by J.P. Morgan in connection with providing its opinion and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses.

The financial forecasts furnished to J.P. Morgan by the Company and used in connection with its analysis of the Transactions were prepared by or at the direction of the management of the Company. The Company does not as a matter of course publicly disclose internal management financial forecasts of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Transactions, and such forecasts were not prepared with a view toward public disclosure. These financial forecasts, while prepared with numerical specificity, necessarily were based on numerous variables and assumptions, including, but not limited to, those relating to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. Accordingly, actual results could vary significantly from those set forth in such financial forecasts.

All values in the following “— Public Trading Multiples Analysis” (other than with respect to the stock price to estimated earnings per share for calendar year 2012, or P/E), “— Selected Transactions Analysis” and “— Discounted Cash Flow Analysis” sections are presented on an equity value per share basis, rounded to the nearest $0.05. In arriving at equity value per Share for the Company, the analysis started with the determination of Firm Value, or FV, for the Company. Firm Value was then adjusted by subtracting total debt outstanding as of June 28, 2012, and adding total cash and cash equivalents outstanding as of June 28, 2012, to arrive at Equity Value for the Company. Equity Value was then divided by the Share count to arrive at equity value per Share. In arriving at the equity value per Share for purposes of the P/E, the earnings per share was multiplied by the relevant public trading multiple.

Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for publicly traded companies engaged in businesses which J.P. Morgan deemed to be relevant to the business of the Company. The companies were as follows:

Respiratory/Home Infusion

•	Rotech Healthcare Inc.

•	Bioscrip, Inc.

Home Health

•	Gentiva Health Services Inc.

•	Amedisys Inc.

•	Almost Family Inc.

•	LHC Group, Inc.

Medicare Focused

•	HealthSouth Corp.

•	Davita Inc.

Medical Equipment

•	Invacare Corp.

•	Hill-Rom Holdings, Inc.

•	Getinge AB

None of the selected companies reviewed is identical or directly comparable to the Company. Accordingly, J.P. Morgan made judgments and assumptions concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

In all instances, multiples were based on closing stock prices on June 28, 2012 (except for LHC Group, Inc., which is based upon the stock price prior to public disclosure of a strategic alternatives review on February 13, 2012). For each of the following analyses performed by J.P. Morgan, estimated financial data for the selected companies were based on the selected companies’ filings with the Securities and Exchange Commission and publicly available Wall Street research analysts’ consensus estimates.

In conducting its analyses, J.P. Morgan reviewed the selected companies’ trading multiples based on (1) FV to estimated EBITDA for calendar year 2012, or FV/2012E EBITDA, and (2) stock price to estimated earnings per share for calendar year 2012, or P/E. The analyses indicated that such FV/2012E EBITDA multiples for the selected companies ranged from a low of 4.6x to a high of 12.1x and such P/E multiples ranged from a low of 5.8x to a high of 15.8x. Results of the analysis were presented for the selected companies, as indicated in the following table:

Company	FV/2012E EBITDA	P/E
BioScrip, Inc.	12.1x	N/M
Rotech Healthcare Inc.	5.8x	N/M
Almost Family Inc.	4.8x	10.7x
Amedisys Inc.	4.6x	11.9x
Gentiva Health Services Inc.	6.2x	5.8x
LHC Group, Inc.	4.9x	9.5x
Davita Inc.	8.7x	15.8x
HealthSouth Corp.	8.0x	15.7x
Getinge AB	9.0x	13.7x
Hill-Rom Holdings, Inc.	5.3x	11.8x
Invacare Corp.	N/M	9.2x

                Based on both of the above analyses, J.P. Morgan then applied a multiple reference range of (1) 5.0x to 8.5x for FV/2012E EBITDA to the Company’s estimated EBITDA for calendar year 2012 based on management estimates and (2) 10.5x to 15.5x for P/E to the Company’s estimated GAAP earnings per Share for calendar year 2012 based on management estimates. Compared to the Offer price per Share of $41.50, the analyses indicated equity values per Share of (1) using the FV/2012E EBITDA multiple range, $21.70 to $38.85 and (2) using the P/E multiple range, $24.40 to $36.00.

Selected Transactions Analysis

J.P. Morgan conducted an analysis of selected transactions in the home heathcare industry. For each of the selected transactions, J.P. Morgan calculated, to the extent information was publicly available, the transaction value divided by the target’s EBITDA for the twelve-month period immediately preceding the announcement of the respective transaction (the “TV/LTM EBITDA”). The transactions considered, the month and year each transaction was announced, and the resulting TV/LTM EBITDA are as follows:

Acquiror	Target	Month/Year Announced	TV/LTM EBITDA
Linde AG	Air Products Continental European Homecare	January 2012	9.9x
Highland Capital Management, L.P.	American HomePatient, Inc.	July 2010	7.2x
Bioscrip, Inc.	Critical Homecare Solutions Holdings, Inc.	January 2010	8.8x
The Blackstone Group	Apria Healthcare Group Inc.	June 2008	5.1x
Apria Healthcare Group Inc.	Coram, Inc.	October 2007	15.5x
Walgreen Co.	Option Care, Inc.	July 2007	17.5x
MBF Healthcare Acquisition Corp.	Critical Homecare Solutions Holdings, Inc.	February 2007	9.8x

Based on the results of this analysis and other factors that J.P. Morgan considered appropriate, J.P. Morgan applied a TV/LTM EBITDA multiple of 7.0 to 10.0 to the Company’s EBITDA for the twelve-month period ended March 31, 2012. The analysis indicated implied equity values per Share of $28.80 to $41.85, as compared to the $41.50 consideration per Share in the Transactions.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per Share. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” “Present value” refers to the current value of one or more future cash payments from the asset, which J.P. Morgan refers to as that asset’s cash flows, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors. “Terminal value” refers to the capitalized value of all cash flows from an asset for periods beyond the final projection period.

J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate during the fiscal year 2012 through 2021 based upon forecasts provided by the Company’s management for 2012 through 2015 and extrapolated projections for 2016 through 2021 reviewed and approved by the Company’s management for J.P. Morgan’s use in connection with its financial analyses and rendering its fairness opinion. J.P. Morgan also calculated a range of terminal values of the Company at the end of the ten year period ending 2021 by applying a perpetual growth rate of 2.0% to 3.0% to the unlevered free cash flow of the Company during the terminal period of the projections. The unlevered free cash flows and the range of terminal values were discounted to present values using a range of discount rates from 9.0% to 10.0%, which were chosen by J.P. Morgan based upon an analysis of the capital structures and costs of equity and debt of the Company and its publicly traded comparable companies. For purposes of the discounted cash flow analysis, J.P. Morgan treated stock-based compensation as a cash expense.

J.P. Morgan then calculated the equity value per Share implied by each of these reference ranges of multiples described above. The analysis indicated implied equity values per Share of $25.90 to $33.35, as compared to the $41.50 cash consideration per Share in the Offer.

General

The foregoing summary of certain financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. In arriving at its opinion, J.P. Morgan reviewed various financial and operational metrics for the Company, including forecasts with respect to the Company which were made available to J.P. Morgan by or on behalf of the Company. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the Transactions. However, the companies were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Transactions. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the Transactions.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the Transactions on the basis of such experience and its familiarity with the Company.

For services rendered in connection with the proposed Transactions, the Company has agreed to pay J.P. Morgan a transaction fee of approximately $34 million, payable if the proposed Transactions are consummated, of which $1.0 million was earned upon delivery of the opinion. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the federal securities laws. During the two years preceding the date of its opinion, J.P. Morgan and its affiliates did not have any other material financial advisory or other material commercial or investment banking relationships with the Company or Parent other than that J.P. Morgan’s commercial banking affiliate provides treasury, cash management and related services to Parent for which it received customary compensation or other financial benefits. In addition, J.P. Morgan’s asset management affiliate provides asset and wealth management services to Parent for which it receives customary compensation. In the ordinary course of J.P. Morgan’s businesses, it and its affiliates may actively trade the debt and equity securities of the Company or Parent for its own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

Forecasts and Projections.

The Company’s management does not as a matter of course publicly disclose forecasts or projections as to future performance, earnings or other results beyond the current fiscal year and is especially cautious of making financial forecasts for extended periods because of the unpredictability of the underlying assumptions and estimates. However, in connection with the evaluation of a possible transaction involving the Company and in connection with the rendering of J.P. Morgan’s opinion described above under “– Opinion of the Company’s Financial Advisor”, the Company provided J.P. Morgan and potential purchasers certain non-public, unaudited, stand-alone, financial forecasts that were not prepared for public disclosure.

The forecasts were prepared solely for internal use. The forecasts and projections set forth below were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with the published guidelines of the SEC regarding projections and the use of measures other than generally accepted accounting principles as applied in the United States, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections or forecasts, or generally accepted accounting principles. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the forecasts and projections described below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the forecasts and projections.

The forecasts and projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions, including, but not limited to, those relating to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond our control. The forecasts and projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. There can be no assurance that the forecasted or projected results will be realized or that actual results will not be significantly higher or lower than forecasted or projected. The forecasts and projections cover multiple years and such information by its nature becomes less predictive with each successive year. The assumptions upon which the forecasts and projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. The forecasts and projections also reflect assumptions as to certain business decisions that are subject to change. The forecasts and projections cannot, therefore, be considered a guarantee of future operating results, and this information should not be relied on as such. None of the Company, Parent, Purchaser, J.P. Morgan, any of their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the forecasts or projections described below. The forecasts and projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of the Company by Parent and Purchaser pursuant to the Offer and the Merger.

The forecasts and projections contain forward-looking statements. For information on factors that may cause our future financial results to materially vary, see “Item 8. Additional Information – Cautionary Statement Regarding Forward-Looking Statements” below.

The information from the forecasts and projections set forth below should be evaluated, if at all, in conjunction with the historical consolidated financial statements and other information regarding the Company contained elsewhere in this Schedule 14D-9, the Offer to Purchase and our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the forecasts and projections, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the forecasts or projections described in this Schedule 14D-9.

The forecasts and projections set forth below are not being included in this Schedule 14D-9 to influence your decision whether to tender your Shares in the Offer or because we believe they are material or because we believe they are a reliable prediction of actual future results, but because the forecasts were made available to potential purchasers and J.P. Morgan.

A summary of the material forecasted financial information provided to potential purchasers and J.P. Morgan that was included in the forecasts is set forth below.

	Year Ending December 31
	2012P	2013P	2014P	2015P
	(Dollars in Millions)
Revenues	$2,040	$2,186	$2,358	$2,598
EBITDA	504	535	563	637
Less Depreciation and Amortization	134	141	148	156
EBIT	369	393	414	481
Less Interest	37	25	18	2
Less Taxes	132	146	157	187
Net Income	201	223	240	292

Net Cash provided by Operating Activities	342	458	455	465
Less Capital Expenditures	140	153	161	171
Free Cash Flow	202	305	294	294

In addition, for purposes of performing its financial analysis of the Company, J.P. Morgan relied upon forecasts provided by the Company’s management for 2012 through 2015 and extrapolated projections for 2016 through 2021 reviewed and approved by the Company’s management for J.P. Morgan’s use in connection with its financial analyses and rendering its fairness opinion. These forecasts and projections are set forth below. All amounts are expressed in millions of dollars.

	Forecasts				Extrapolated Projections
	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E
Revenue	$2,040	$2,186	$2,358	$2,598	$2,762	$2,917	$3,057	$3,180	$3,284	$3,366
EBITDA	$504	$535	$563	$637	$624	$644	$659	$669	$674	$673
Less Depreciation	$(130)	$(138)	$(145)	$(153)	$(164)	$(175)	$(185)	$(195)	$(203)	$(210)
Less Amortization	$(4)	$(4)	$(3)	$(3)	$(3)	$(3)	$(3)	$(3)	$(3)	$(3)
EBIT	$369	$393	$414	$481	$457	$466	$470	$471	$468	$460
Less Taxes	$(144)	$(153)	$(162)	$(188)	$(178)	$(182)	$(183)	$(184)	$(182)	$(179)
EBIAT	$225	$240	$253	$293	$279	$284	$287	$287	$285	$281
Plus Depreciation and Amortization	$134	$141	$148	$156	$167	$178	$188	$198	$206	$213
Less Capex	$(140)	$(153)	$(161)	$(171)	$(182)	$(192)	$(201)	$(209)	$(216)	$(221)
Less Acquisition Expenditures	$(57)	$(42)	$(42)	$(42)	0	0	0	0	0	0
Less Change in Net Working Capital	$(62)	$40	$15	$(23)	$(16)	$(15)	$(13)	$(12)	$(10)	$(8)
Unlevered free cash flow	$100	$227	$212	$214	$248	$256	$261	$264	$266	$265
Free cash flow for discounting(1)	$79	$227	$212	$214	$248	$256	$261	$264	$266	$265

(1)	Free cash flow for discounting adjusted for $57 million assumed acquisition outflow in the first six months of 2012.

The Company’s stockholders are cautioned not to place undue reliance on the forecasts and projections included in this Schedule 14D-9, and such forecasted and projected financial information should not be regarded as an indication that the Company, the Board, J.P. Morgan, or any other person considered, or now considers, them to be reliable predictions of future results, and they should not be relied upon as such.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Information pertaining to the retention of J.P. Morgan in “Item 4. The Solicitation or Recommendation — Background and Reasons for the Recommendation — Opinion of the Company’s Financial Advisor” is incorporated herein by reference.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than the grant of the Top-Up Option pursuant to the Merger Agreement and the following purchase of 291 shares at the average price of $19.49 by Shawn Schabel on May 31, 2012 pursuant to the ESPP as set forth below:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Weighted Average Price / Share
Shawn Schabel	May 31, 2012	Purchase pursuant to ESPP	291	$19.49

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

Regulatory Approvals.

The Offer is conditioned on satisfaction (or waiver) of the condition that all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”) will have expired or been terminated (the “Regulatory Condition”). In order to satisfy the Regulatory Condition, the parties must make a filing with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”). If Purchaser’s acquisition of Shares is delayed due to a failure to satisfy the Regulatory Condition, the Offer will be extended in certain circumstances. See “Section 15—Certain Conditions of the Offer” and “Section 16—Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase.

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. See “Section 15—Certain Conditions of the Offer” and “Section 16—Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase.

The parties anticipate filing Notification and Report Forms pursuant to the HSR Act with the FTC and the Antitrust Division on or prior to July 11, 2012. Under the HSR Act, the required waiting period will expire at 11:59 pm, New York City time on the 15th calendar day after the filing, unless earlier terminated by the FTC and the Antitrust Division or unless Parent or the Company receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of ten calendar days following the date of Parent’s or the Company’s, as applicable, substantial compliance with that request. If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday.

The FTC and the Antitrust Division scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the FTC or the Antitrust Division could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Company. Private parties or individual states may also bring legal actions under the antitrust laws of the

United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders who have not properly tendered into the Offer and have not voted in favor of adoption of the Merger Agreement, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to demand appraisal of their Shares and the right to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to adopt the Merger Agreement, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the special meeting of Company stockholders that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the effective time of the Merger, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of adoption of the Merger Agreement. Alternatively, if the Merger is consummated through a short-form merger procedure without any meeting of stockholders, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each Company stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, the text of which is set forth in Annex C hereto and hereby incorporated herein by reference.

Anti-Takeover Statute.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prohibits a Delaware corporation from engaging in any “business combination” (defined to include mergers and certain other transactions) with an “interested stockholder” (which includes a person who owns or has the right to acquire 15% or more of the corporation’s issued and outstanding voting stock) for a period of three years following the time such person became an interested stockholder unless, among other things, prior to the interested stockholder becoming such, the board of directors approved either the business combination or the transaction which resulted in the interested stockholder becoming such. The Board’s approval of the Merger Agreement, the Offer, and the Merger constitutes an approval of the business combination and transaction for the purposes of Section 203, and the Board has approved each of Parent and Purchaser (and any designee of Parent pursuant to the terms of the Merger Agreement) becoming an interested stockholder for purposes of Section 203 pursuant to the Offer and the Merger.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. As set forth in the Offer to Purchase, in the event it is asserted that one or more state takeover statutes is applicable to the Offer and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approval from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered into the Offer, or be delayed in consummating the Offer.

Vote Required to Approve the Merger.

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. If Parent, Purchaser and any of Parent’s other subsidiaries hold, in the aggregate, at least 90% of the issued and outstanding Shares after completion of the Offer (the “Short Form Threshold”), including any subsequent offering period (as provided in Rule 14d-11 under the Exchange Act), Purchaser will merge with and into the Company under the “short-form” merger provisions of the DGCL, without prior notice to, or any action by, any other stockholder of the Company. If Parent, Purchaser and any of Parent’s other subsidiaries hold, in the aggregate, less than 90% of the outstanding Shares, the affirmative vote, as permitted under Delaware law, of the holders of a majority of the issued and outstanding Shares to adopt the Merger Agreement will be required under the DGCL to effect the Merger. After the purchase of the Shares by Purchaser pursuant to the Offer, Purchaser will own a majority of the outstanding Shares and will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

Top-Up Option.

Subject to the terms of the Merger Agreement, the Company has granted Purchaser an irrevocable option (the “Top-Up Option”) exercisable by Purchaser once, in whole and not in part, immediately after the Acceptance Time (or the expiration of any subsequent offering period) and on the terms and conditions set forth in the Merger Agreement, to purchase from the Company that number of newly-issued shares of Company common stock (the “Top-Up Option Shares”) that, when added to the number of Shares owned by Parent and its subsidiaries immediately following consummation of the Offer, will constitute one Share more than the Short Form Threshold (after giving effect to the issuance of such Shares), subject to the maximum number of authorized and unissued shares of Company common stock available for issuance. The aggregate amount payable to the Company for the Top-Up Option Shares is equal to the product of the number of the Top-Up Option Shares and the Offer Price (the “Top-Up Consideration”). The Top-Up Consideration will consist of (i) an amount equal to the par value of the Top-Up Option Shares, to be paid in cash, and (ii) an amount equal to the balance of the Top-Up Consideration to be paid either in cash or by issuance of a promissory note in accordance with the terms of the Merger Agreement. Purchaser’s exercise of the Top-Up Option is subject to the conditions that, among other things, (i) upon exercise of the Top-Up Option, the aggregate number of Shares owned by Parent and its subsidiaries would exceed the Short Form Threshold and (ii) Purchaser has accepted for payment all Shares validly tendered in the Offer and not withdrawn.

The ability of the Purchaser to exercise the Top-Up Option will terminate upon the earlier of (i) the fifth business day after the later of the Acceptance Date and the expiration of any subsequent offering period and (ii) the termination of the Merger Agreement in accordance with its terms. If, following the Offer, with or without the exercise of the Top-Up Option, Purchaser owns at least 90% of the outstanding Shares, Parent,

Purchaser and the Company will take all necessary and appropriate action to consummate the Merger as a short-form merger as soon as practicable without a meeting of stockholders in accordance with Section 253 of the DGCL. The parties have agreed that Shares issued pursuant to the Top-Up Option and the consideration received therefor will not be considered in any statutory appraisal proceeding.

This summary of the Top-Up Option is qualified in its entirety by reference to the Merger Agreement.

Certain Litigation.

On July 11, 2012, a putative shareholder class action complaint, captioned Fader v. Lincare Holdings, Inc., et. al., Case No. 12-8401, was filed in the Circuit Court of the 6th Judicial Circuit in and for Pinellas County, Florida, Circuit Civil Division (the “Fader Complaint”), against the Company, the members of the Board, Parent and Purchaser. The Fader Complaint alleges that the members of the Board breached their fiduciary duties to the Company’s shareholders by entering into the Merger Agreement, and further alleges that Parent and Purchaser aided and abetted the members of the Board in breaching their fiduciary duties. The Fader Complaint seeks, among other things, to enjoin the transactions contemplated by the Merger Agreement. The Company, Parent and Purchaser intend to vigorously defend against these claims.

Section 14(f) Information Statement.

The Information Statement is being furnished to the stockholders pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder, in connection with Purchaser’s right, pursuant to the Merger Agreement, to designate persons to the Board promptly after the Acceptance Time.

Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our current named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.

Messrs. Byrnes, Gabos and Schabel are the Company’s current named executive officers. The Company has entered into employment agreements with its named executive officers, as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Arrangements with Current Executive Officers and Directors of the Company – Employment Agreements with Messrs. Byrnes, Gabos and Schabel” and such employment agreements are incorporated herein by reference.

The terms of the outstanding Company equity awards provide for vesting in connection with transactions contemplated by the Merger Agreement, as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Arrangements with Current Executive Officers and Directors of the Company – Effect of the Offer and the Merger Agreement on Equity Awards” and “Annex A – Executive Compensation Outstanding Equity Awards.”

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9, and do not reflect certain compensation actions occurring before completion of the Merger. As a result, the actual amounts, if any, to be received by a named executive officer may differ materially from the amounts set forth below.

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer that is based on or otherwise relates to the Offer and the Merger, assuming the following:

(a)	the Merger is pursuant to a single triggering event;

(b)	payments to the named executive officers are not conditional upon resignation or termination of the named executive officers; and

(c)	the $41.50 per Share cash consideration payable under the Merger Agreement.

Golden Parachute Compensation

Name	Cash($)(1)	Equity($)(2)	Pension/ NQDC($)(3)	Perquisites/ Benefits($)(4)	Tax Reimbursement ($)(5)	Other($)(6)	Total ($)
John Byrnes	3,705,112	47,686,000	—	—	—	—	51,391,112
Chief Executive Officer

Shawn Schabel	2,480,540	33,142,500	—	—	—	—	35,623,040
Chief Operating Officer

Paul Gabos	1,866,418	15,807,000	—	—	—	—	17,673,418
Chief Financial Officer

(1)	These amounts represent severance payments payable in a lump sum cash payment.

Mr. Byrnes will receive a lump sum cash severance payment of $3,705,112, consisting of two-times the sum of (A) his annual base salary for fiscal year 2012 of $962,891, (B) his average bonus amount for the preceding three calendar years (2009-2011) of $875,801; and (C) an amount determined by the Company, in its sole discretion, to be equal to the average annual cost for Company employees of obtaining medical, dental and vision insurance under COBRA, which amount is estimated to be $13,864.

Mr. Schabel will receive a lump sum cash severance payment of $2,480,540, consisting of two-times the sum of (A) his annual base salary for fiscal year 2012 of $642,247, (B) his average bonus amount for the preceding three calendar years (2009-2011) of $584,159; and (C) an amount determined by the Company, in its sole discretion, to be equal to the average annual cost for Company employees of obtaining medical, dental and vision insurance under COBRA, which amount is estimated to be $13,864.

Mr. Gabos will receive a lump sum cash severance payment of $1,866,418, consisting of two-times the sum of (A) his annual base salary for fiscal year 2012 of $481,445, (B) his average bonus amount for the preceding three calendar years (2009-2011) of $437,900; and (C) an amount determined by the Company, in its sole discretion, to be equal to the average annual cost for Company employees of obtaining medical, dental and vision insurance under COBRA, which amount is estimated to be $13,864.

These amounts assume that base salaries remain unchanged from their levels in effect on the date of this Schedule 14D-9. These amounts also assume that each named executive officer has satisfied the requirements under his employment agreement to receive such payments for the maximum period of time.

(2)	These amounts represent the aggregate amount of unvested restricted shares as well as the option spread value with respect to the outstanding unvested options. Mr. Byrnes would benefit from the acceleration of the vesting of 1,060,000 shares of restricted stock having a gross value of $43,990,000 based on the $41.50 per share closing price of the Company’s common stock and options to purchase 175,000 shares of common stock with a net value of $3,696,000 based on the difference between the $41.50 closing price and the $20.38 exercise price of the in-the-money stock options.

Mr. Schabel would benefit from the acceleration of the vesting of 735,000 shares of restricted stock having a gross value of $30,502,500 based on the $41.50 per share closing price of the Company’s common stock and options to purchase 125,000 shares of common stock with a net value of $2,640,000 based on the difference between the $41.50 closing price and the $20.38 exercise price of the in-the-money stock options.

Mr. Gabos would benefit from the acceleration of the vesting of 330,000 shares of restricted stock having a gross value of $13,695,000 based on the $41.50 per share closing price of the Company’s common stock and options to purchase 100,000 shares of common stock with a net value of $2,112,000 based on the difference between the $41.50 closing price and the $20.38 exercise price of the in-the-money stock options.

(3)	The named executive officers are not entitled to any pension or non-qualified deferred compensation benefit enhancements for a qualifying termination in connection with a change of control or otherwise.
(4)	The named executive officers are not entitled to any perquisites or other personal benefits or property for a qualifying termination in connection with a change of control, other than for reimbursement of healthcare costs (including the costs of healthcare insurance) included in (1). These benefits have been calculated based on assumptions used by the Company for financial reporting purposes under generally accepted accounting principles, including that the cost of COBRA coverage would represent the cost of continuing coverage.
(5)	The named executive officers are not entitled to any make-up payments for taxes incurred by each named executive officer in connection with the change of control.
(6)	These amounts represent the aggregate dollar value of any other compensation that is based on or otherwise relates to the transactions contemplated by the Merger Agreement not reported in columns (1) through (5).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Merger considering the various closing conditions, including that the Offerors acquire more than 50% of the outstanding Shares on a fully diluted basis pursuant to the Offer, any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and stockholders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the stockholders will tender their Shares into the Offer; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Offer and the Merger making it more difficult for the Company to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industrial, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by the Company, as well as the Schedule TO filed with the SEC by Purchaser. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Stockholders also may obtain free copies of the documents filed with the SEC by the Company at www.lincare.com. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

ITEM 9. EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated July 11, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Linde AG and Linde US Inc. on July 11, 2012 (the “Schedule TO”)).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Letter, dated July 11, 2012, to the stockholders of Lincare Holdings Inc.*

(a)(4)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(5)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(6)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(7)	Letter to Participants in Lincare Holdings Inc. 2009 Stock Purchase Plan for use by the Administrator of the Plan (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(8)	Joint Press Release of Linde AG and Lincare Holdings Inc., dated July 2, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated July 6, 2012, File No. 005-43150, Exhibit 99.1).

(a)(9)	Opinion of J.P. Morgan Securities LLC, dated July 1, 2012 (included as Annex B to this Schedule 14D-9).*

(a)(10)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex A to this Schedule 14D-9).*

(a)(11)	Summary Advertisement, published July 11, 2012 in The Wall Street Journal (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of July 1, 2012 among Linde AG, Linde US Inc. and Lincare Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on July 6, 2012, File No. 005-43150, Exhibit 2.1).

(e)(2)	Confidentiality Agreement, dated April 15, 2011, by and between Lincare Holdings Inc. and Linde AG (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Letter Agreement Regarding Confidentiality Agreement, dated May 29, 2012, by and between Lincare Holdings Inc. and Linde AG (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Amended and Restated Lincare Holdings Inc. 1998 Stock Plan (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K dated March 29, 2001)

(e)(5)	Lincare Holdings Inc. 2000 Stock Plan (incorporated by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-K dated March 29, 2001)

(e)(6)	Amended Lincare Holdings Inc. 2001 Stock Plan (incorporated by reference to Exhibit 10.27 to the Company’s Quarterly Report on Form 10-Q dated August 14, 2003)

(e)(7)	Lincare Holdings Inc. 2004 Stock Plan (incorporated by reference to the Company’s Form DEF 14A dated April 22, 2004)

(e)(8)	Lincare Holdings Inc. 2007 Stock Plan (incorporated by reference to Exhibit B to the Company’s Proxy Statement on Schedule 14A dated April 5, 2007)

Exhibit No.	Description
(e)(9)	Lincare Inc. 401(k) Plan (incorporated by reference to Exhibit 10.30 to the Company’s Quarterly Report on Form 10-Q dated May 13, 2002)

(e)(10)	Lincare Holdings Inc. 2009 Employee Stock Purchase Plan (incorporated by reference to the Exhibit A to the Company’s Proxy Statement on Schedule 14A dated April 1, 2009)

(e)(11)	Non-Qualified Stock Option Agreement between Lincare Holdings Inc. and John P. Byrnes dated October 1, 2009 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated October 5, 2009)

(e)(12)	Non-Qualified Stock Option Agreement between Lincare Holdings Inc. and Shawn S. Schabel dated October 1, 2009 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated October 5, 2009)

(e)(13)	Non-Qualified Stock Option Agreement between Lincare Holdings Inc. and Paul G. Gabos dated October 1, 2009 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated October 5, 2009)

(e)(14)	Restricted Stock Agreement between Lincare Holdings Inc. and John P. Byrnes dated October 1, 2009 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated October 5, 2009)

(e)(15)	Restricted Stock Agreement between Lincare Holdings Inc. and Shawn S. Schabel dated October 1, 2009 (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K dated October 5, 2009)

(e)(16)	Restricted Stock Agreement between Lincare Holdings Inc. and Paul G. Gabos dated October 1, 2009 (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K dated October 5, 2009)

(e)(17)	Restricted Stock Agreement between Lincare Holdings Inc. and John P. Byrnes dated February 10, 2012 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated February 14, 2012)

(e)(18)	Restricted Stock Agreement between Lincare Holdings Inc. and Shawn S. Schabel dated February 10, 2012 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated February 14, 2012)

(e)(19)	Form of Executive Employment Agreement dated December 15, 2001 (incorporated by reference to Exhibit 10.44 to the Company’s Annual Report on Form 10-K dated March 28, 2002)

(e)(20)	Employment Agreement between Lincare Holdings Inc. and John P. Byrnes dated November 15, 2004 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K dated November 18, 2004)

(e)(21)	Employment Agreement between Lincare Holdings Inc. and Shawn S. Schabel dated November 15, 2004 (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K dated November 18, 2004)

(e)(22)	Employment Agreement between Lincare Holdings Inc. and Paul G. Gabos dated November 15, 2004 (incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K dated November 18, 2004)

(e)(23)	Second Amended Employment Agreements between Lincare Holdings Inc. and John P. Byrnes dated December 28, 2007 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K dated January 3, 2008)

Exhibit No.	Description
(e)(24)	Second Amended Employment Agreements between Lincare Holdings Inc. and Shawn S. Schabel dated December 28, 2007 (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K dated January 3, 2008)

(e)(25)	Second Amended Employment Agreements between Lincare Holdings Inc. and Paul G. Gabos dated December 28, 2007 (incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K dated January 3, 2008)

(e)(26)	Third Amended Employment Agreements between Lincare Holdings Inc. and John P. Byrnes dated February 10, 2012 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated October 5, 2009)

(e)(27)	Third Amended Employment Agreements between Lincare Holdings Inc. and Shawn S. Schabel dated February 10, 2012 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated October 5, 2009)

(e)(28)	Third Amended Employment Agreements between Lincare Holdings Inc. and Paul G. Gabos dated February 10, 2012 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated October 5, 2009)

(e)(29)	Form of Non-employee Director Stock Option Agreement (incorporated by reference to Exhibit 10.43 to the Company’s Annual Report on Form 10-K dated March 26, 1998)

(e)(30)	Form of Non-qualified Stock Option Agreement (incorporated by reference to Exhibit 10.44 to the Company’s Annual Report on Form 10-K dated March 26, 1998)

(e)(31)	Fourth Amended Executive Employment Agreement, dated February 10, 2012 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed dated February 14, 2012)

(e)(32)	Fourth Amended Executive Employment Agreement, dated February 10, 2012 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated February 14, 2012)

(e)(33)	Employment Agreement with Paul Gabos, dated October 1, 2009 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated February 14, 2012)

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

LINCARE HOLDINGS INC.

Dated: July 11, 2012	By:	/S/ PAUL G. GABOS
	Name:	Paul G. Gabos
	Title:	Chief Financial Officer

ANNEX A

LINCARE HOLDINGS INC.

19387 U.S. 19 North

Clearwater, Florida 33764

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934, AS AMENDED AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

This Information Statement (this “Information Statement”) is being mailed on or about July 11, 2012 to holders of record of common stock, par value $0.01 per share (“Shares”), of Lincare Holdings Inc., a Delaware corporation (“Lincare” or the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the cash tender offer (the “Offer”) by Linde US Inc. (“Purchaser”), a Delaware corporation and a wholly owned indirect subsidiary of Linde AG, a stock corporation organized under the Laws of Germany (“Parent”), to purchase all Shares that are issued and outstanding. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we,” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent without a meeting of stockholders to a majority of the seats on the Company’s board of directors (the “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of July 1, 2012, by and among Parent, Purchaser and the Company (as such agreement may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on July 11, 2012 to purchase all of the issued and outstanding Shares at a purchase price of $41.50 per Share (the “Offer Price”), subject to any required withholding taxes, net to the seller in cash and without any interest thereon, on the terms and subject to the conditions provided for in the Offer to Purchase, dated July 11, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the United States Securities and Exchange Commission (the “SEC”) on July 11, 2012.

The Merger Agreement provides, among other things, that within two business days following the completion of the Offer and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company surviving as a wholly owned indirect subsidiary of Parent. The Merger Agreement provides that the Merger may not be consummated unless the Offer is completed. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than (i) Shares owned by Parent or Purchaser or Shares owned by the Company as treasury stock, which will be cancelled and will cease to exist, (ii) Shares owned by a subsidiary of the Company or a subsidiary of Parent (other than Purchaser), which will be converted into and become shares of common stock of the surviving corporation, and (iii) Shares owned by the Company’s stockholders who properly demand appraisal of their Shares pursuant to the Delaware General Corporation Law (as described in Item 8 under the heading “Additional Information — Appraisal Rights” of the Schedule 14D-9)), will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required withholding of taxes (the “Merger Consideration”).

The Offer is initially scheduled to expire at 12:00 midnight, New York City time, on Tuesday, August 7, 2012 (which is the end of the day on August 7, 2012), subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

The Merger Agreement provides that, upon the purchase of Shares pursuant to the Offer and for so long thereafter as Parent and its subsidiaries own in the aggregate more than 50% of Shares then outstanding determined on a fully diluted basis, Parent will, subject to compliance with the applicable federal securities Laws and the applicable rules of the NASDAQ Stock Market (“NASDAQ”), be entitled designate for appointment or election to the Board, upon written notice to the Company, such number of directors, rounded up to the next whole number, as is equal to the product obtained by multiplying the total number of directors on the Board (after giving effect to the directors designated by Parent pursuant to this sentence) by the percentage that the number of Shares so owned by Parent and its subsidiaries bears to the total number of Shares then outstanding on a fully-diluted basis. The Merger Agreement further provides that the Company will, upon request of Parent, use its reasonable best efforts to promptly cause Parent’s designees (and any replacement designees in the event that any designee will no longer be on the Board) to be so appointed or elected to the Board and, in furtherance thereof, to the extent necessary, use its reasonable best efforts to increase the size of the Board or obtain the resignation of such number of the incumbent directors as is necessary to give effect to the foregoing provision.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the possible appointment of Parent’s designees to the Board. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex A. You are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated by reference herein) concerning Purchaser and concerning Parent’s designees has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

PARENT’S DESIGNEES TO THE BOARD

Information with Respect to the Designees

Parent has informed the Company that it will choose its designees to the Board from the list of persons set forth below (the “Potential Designees”).

The Potential Designees have consented to serve as directors of the Company if so elected or appointed. None of the Potential Designees currently is a director of, or holds any position with, the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

Parent has informed the Company that, to the best of its knowledge, none of the Potential Designees has, during the past 10 years, (i) been convicted in a criminal proceeding (excluding traffic violations or other minor offenses) or (ii) been subject to a judgment, decree or final order (other than those that were subsequently reversed, suspended or vacated) enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

It is expected that the designees of Parent may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than August 8, 2012, and that, upon assuming office, such designees will thereafter constitute at least a majority of the Board.

List of Potential Designees

The following table sets forth information with respect to the Potential Designees (including, as of July 11, 2012, age, current principal occupation or employment and employment history during the last five years). The business address of Mr. Luehring, Mr. Murphy and Mr. Weller is Linde US Inc., 575 Mountain Avenue, Murray Hill, NJ 07974. The business address of Mr. Schneider is Linde AG, Klosterhofstrasse 1, 80331 Munich, Germany.

Name	Age	Current Principal Occupation or Employment; Position(s) Held During At Least the Past Five Years; Business Experience
Jens Luehring	39

Jens Luehring has been the Head of Finance, Americas, of The Linde Group since April 2012. Mr. Luehring also serves as a director and the Chief Financial Officer of Purchaser. Prior to his current role, Mr. Luehring had been the Head of Mergers & Acquisitions of The Linde Group from April 2007 to March 2012. Mr. Luehring received a Master of Business Economics from Hanover University in 1998. Prior to joining The Linde Group in January 2006, Mr. Luehring gained experience in investment banking, covering corporate finance, private equity, equity capital markets and mergers & acquisitions. At The Linde Group in the Americas, Mr. Luehring’s responsibilities include accounting, tax, business planning, investments, treasury, procurement and insurance.

Patrick F. Murphy	60

Patrick Murphy has been the Chief Executive Officer and President of Linde North America Inc. since 2007. Mr. Murphy also serves as a director and the Chief Executive Officer of Purchaser. Prior to his current role, Mr. Murphy was Chief Executive Officer and President of Linde Gas LLC. Mr. Murphy has been responsible for Parent’s North American business since 2000 and for Parent’s North American healthcare business since 2009.

Bjoern Schneider	41

Bjoern Schneider is the Head of Group Accounting, Insurance & Risk Management of Linde AG and has been a member of The Linde Group since 2003. Prior to joining Parent, Mr. Schneider held various roles at an audit firm and received a certification as a Wirtschaftspruefer (a German certified public accountant) and as a tax advisor.

Mark D. Weller	56

Mark Weller is Vice President, General Counsel and Secretary of Linde North America Inc., Linde LLC, Linde Gas North America LLC and various related subsidiaries of Linde North America Inc. Mr. Weller is an attorney licensed in Ohio and holds a limited law license in New Jersey. Mr. Weller received an undergraduate degree in political science from Pennsylvania State University, a Doctor of Jurisprudence from the Cleveland Marshall College of Law and a Master in Business Administration from Cleveland State University.

GENERAL INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 205,000,000 shares, of which 200,000,000 shares are designated Shares, par value $0.01 per share and 5,000,000 shares are designated preferred stock, par value $1.00 per share. The common stock is the only type of security entitled to vote at a meeting of the Company’s stockholders. Each Share entitles its record holder to one vote on all matters submitted to a vote of the stockholders. As of July 9, 2012, there were 86,440,611 Shares outstanding. As of the date of this Information Statement, Parent and Purchaser are not the owners of record of any Shares.

CURRENT BOARD AND MANAGEMENT

Directors and Executive Officers

The following table sets forth the directors and executive officers of the Company, their ages, and the positions held by each such person with the Company on July 11, 2012, as well as the years in which the current terms of the directors expire:

Name	Age	Position	Expiration of Term
John P. Byrnes	53	Chairman of the Board, Chief Executive Officer	2013
Stuart H. Altman, Ph.D.(2)(4)	74	Director	2013
Chester B. Black(2)(3)	66	Director	2013
Angela P. Bryant(1)(4)	46	Director	2013
Frank D. Byrne, M.D.(1)(4)	59	Director	2013
William F. Miller, III(1)(3)	62	Director	2013
Ellen M. Zane(2)(3)	58	Director	2013
Shawn S. Schabel	47	President and Chief Operating Officer	2014
Paul G. Gabos	47	Chief Financial Officer	2012

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Governance Committee.
(4)	Member of the Compliance Committee

The Board

John P. Byrnes, 53, has served as the Chief Executive Officer of the Company since January 1997 and as a Director of the Company since May 1997. Mr. Byrnes was appointed Chairman of the Board in March 2000. Mr. Byrnes also served as the Company’s President from June 1996 until April 2003. Prior to becoming the Company’s President, Mr. Byrnes served the Company in a number of capacities over a ten-year period, including serving as the Company’s Chief Operating Officer throughout 1996. Mr. Byrnes was a director of Kinetic Concepts, Inc. until February 2011. In nominating Mr. Byrnes, the Nominating and Governance Committee considered as important factors Mr. Byrnes’ significant contribution to the success of the Company and his particular knowledge of and experience in the home health care services industry in which the Company competes.

Stuart H. Altman, Ph.D., 74, has been a director of the Company since December 2001. Dr. Altman, Professor of National Health Policy at Brandeis University, is a member of the faculty of The Heller School for Social Policy and Management on Brandeis’ Waltham, Massachusetts campus and is an economist whose research interests are primarily in the area of federal and state health policy. He served as Co-Chair of the Governor/Legislative Health Care Task Force for the Commonwealth of Massachusetts from 2000 to 2002. In 1997, he was appointed by President Clinton to the National Bipartisan Commission on the Future of Medicare. Dr. Altman was Dean of the Heller School from 1977 to 1993 and served as interim President of Brandeis University from 1990 to 1991. Earlier in his career, Dr. Altman was Deputy Assistant Secretary for Planning and Evaluation/Health at the U.S. Department of Health Education & Welfare and has since advised national and state governments on major health care issues and legislation. Dr. Altman is a director of Aveta Inc., a health insurance organization, and several privately-held managed care and disease management companies. In nominating Dr. Altman, the Nominating and Governance Committee considered as important factors Dr. Altman’s expertise in public health care policy matters and his extensive knowledge of managed care and disease management organizations.

Chester B. Black, 66, has been a director of the Company since January 1991. From 1989 to 1995, Mr. Black served as Chairman and President of ImageAmerica (and its predecessor companies), a provider of diagnostic imaging services. Since 1998, Mr. Black has been a managing partner in Angel Healthcare Investors, a venture capital firm investing primarily in early stage health care companies. Mr. Black currently serves as managing partner of a privately-held company providing basic and life support ambulance transfers and serves as an advisor to many small health care companies in the Boston area. In nominating Mr. Black, the Nominating and Governance Committee considered as important factors Mr. Black’s extensive experience in organizing, managing and investing in numerous business entities engaged in diverse aspects of the health care services industry and his strong knowledge of, and value to, the Company’s business gained from his long record of service as a member of the Company’s board.

Angela P. Bryant, 46, has been a director of the Company since September 2010. Ms. Bryant served as General Counsel of Lincare Holdings Inc. from 1999 through 2004, and as Corporate Counsel to the Company from 1996 through 1998. From November 1991 to March 1996, Ms. Bryant served as General Counsel to Sports & Recreation, Inc. in Tampa, Florida. After receiving her Juris Doctor degree from the University of Florida in 1989, Ms. Bryant worked as an associate in the law firm of Troutman Sanders in Atlanta, Georgia until November 1991. In nominating Ms. Bryant, the Nominating and Governance Committee considered as important factors Ms. Bryant’s extensive experience with health care regulatory matters and her previous service to Lincare as General Counsel which the Committee believes will benefit the Company as it seeks to expand its scope of health care services.

Frank D. Byrne, M.D., 59, has been a director of the Company since December 1999. Since 2004, Dr. Byrne has served as President of St. Mary’s Hospital, a 440-bed community hospital in Madison, Wisconsin. From 1991 until 2004, he served at Parkview Health, an integrated delivery network headquartered in Fort Wayne, Indiana, in a variety of executive, governance, and clinical leadership roles, including President of Parkview Hospital from 1995 to 2002. From 1982 to 1994, Dr. Byrne practiced pulmonary and critical care medicine. He is a Clinical Professor of Medicine at the University of Wisconsin School of Medicine and holds fellowships in the American College of Physicians, the American College of Chest Physicians, the American College of Healthcare Executives, and the American College of Physician Executives. Dr. Byrne has a B.S. from the University of Notre Dame, a Master of Medical Management from Carnegie Mellon University, and an M.D. from the State University of New York Downstate Medical Center. He has attended the Executive Program at the University of Michigan Business School and corporate governance education programs at Harvard Business School, the University of Wisconsin and Stanford University. Dr. Byrne also serves as a director of Steel Dynamics, Inc. In nominating Dr. Byrne, the Nominating and Governance Committee considered as important factors Dr. Byrne’s extensive executive, governance and clinical leadership roles in several leading integrated health systems and hospitals and his experience as a practicing physician in the areas of pulmonary and critical care medicine.

William F. Miller, III, 62, has been a director of the Company since December 1997. Mr. Miller is a partner with the private equity firm Highlander Partners in Dallas, Texas. From 2000 to 2005, Mr. Miller was the Chairman and Chief Executive Officer of HMS Holdings Corp., a provider of innovative revenue enhancement and services to public and private health care programs and payors. From 1983 to 1999, Mr. Miller served as President and Chief Operating Officer of Emcare Holdings, Inc., a leading national health care services firm focused on the provision of emergency physician medical services. Mr. Miller is a director of HMS Holdings Corp. and various private companies. In nominating Mr. Miller, the Nominating and Governance Committee considered as important factors Mr. Miller’s extensive experience in executive and financial management of a diverse range of health care services companies, his past experience in the preparation and examination of financial statements and his extensive knowledge and understanding of capital markets.

Ellen M. Zane, 58, has been a director of the Company since 2010. Effective September 30, 2011, Ms. Zane retired as President and Chief Executive Officer of Tufts Medical Center. From January 2004 to September 2011, she served as President and Chief Executive Officer of Tufts Medical Center, a hospital in Boston, Massachusetts. From May 1994 to January 2004, she served as Network President for Partners Healthcare

System, a physician network. Prior to 2004, Ms. Zane served as Chief Executive Officer of Quincy Hospital in Quincy, Massachusetts. Ms. Zane is a director of Parexel International Corporation. In nominating Ms. Zane, the Nominating and Governance Committee considered as important factors her extensive experience in management of hospital and health care related enterprises delivered across the continuum of care which the Committee believes will benefit the Company as it explores new growth opportunities in the health care market.

Executive Officers of the Company

All of our executive officers are appointed annually and serve at the pleasure of our board of directors. The names, positions, ages, and background of our executive officers are set forth below.

There are no family relationships between any of our directors and executive officers. None of the corporations or other organizations referred to below with which an executive officer has previously been employed or otherwise associated is a parent, subsidiary, or affiliate of the Company.

John P. Byrnes, 53, has served as the Chief Executive Officer of the Company since January 1997 and as a Director of the Company since May 1997. Mr. Byrnes was appointed Chairman of the Board in March 2000. Mr. Byrnes also served as the Company’s President from June 1996 until April 2003. Prior to becoming the Company’s President, Mr. Byrnes served the Company in a number of capacities over a ten-year period, including serving as the Company’s Chief Operating Officer throughout 1996. Mr. Byrnes was a director of Kinetic Concepts, Inc. until February 2011. In nominating Mr. Byrnes, the Nominating and Governance Committee considered as important factors Mr. Byrnes’ significant contribution to the success of the Company and his particular knowledge of and experience in the home health care services industry in which the Company competes.

Shawn S. Schabel, 47, was appointed President of the Company in April 2003 and Chief Operating Officer of the Company in January 2001. From 1998 to 2001, Mr. Schabel served as Senior Vice President of the Company. Mr. Schabel served the Company in a number of management capacities since joining Lincare in 1989. Mr. Schabel holds a Respiratory Therapy degree from Wichita State University. Mr. Schabel served on the board of Odyssey Healthcare, Inc. until August 2010.

Paul G. Gabos, 47, has served as the Chief Financial Officer of the Company since June 1997. Prior to his appointment as Chief Financial Officer, Mr. Gabos served as Vice President, Administration. Before joining Lincare in 1993, Mr. Gabos worked for Coopers & Lybrand and for Dean Witter Reynolds Inc. Mr. Gabos holds a Bachelor of Science in Economics from The Wharton School of the University of Pennsylvania. Mr. Gabos is a director of MEDNAX, Inc.

CORPORATE GOVERNANCE

General

Pursuant to Delaware law and our Bylaws, our business and affairs are managed by or under the direction of our Board. Members of the Board are kept informed of our business through discussions with our Chief Executive Officer and other officers, by reviewing materials provided to them and by participating in meetings of the Board and its committees. Our Board has four standing committees, the Audit Committee, the Nominating and Governance Committee, the Compensation Committee and the Compliance Committee.

Copies of the written charters for our standing committees of the Board, as well as our formal written Corporate Governance Policies, are available on our website located at www.lincare.com, and can be found under the “Investor Relations” link. Information contained on our website is not incorporated by reference in, or considered part of, this Information Statement.

Director Independence

Under applicable NASDAQ rules, a director of the Company will only qualify as an “independent director” if, in the opinion of the Company’s Board, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that directors Altman, Black, Bryant, Byrne, Miller and Zane have no relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is independent as defined under Rule 4200 of the Marketplace Rules of the NASDAQ Stock Market, Inc. (the “NASDAQ Marketplace Rules”). For each of the independent directors, there were no transactions, relationships or arrangements that were required to be considered by the Board under the applicable independence definitions in determining that the director is independent. Mr. Byrnes, the Company’s current Chief Executive Officer and Chairman of the Board, is the only director who is not independent as defined under Rule 4200(a)(15) of the NASDAQ Marketplace Rules. The Company applies these same independence standards to the standing committees of its Board. Mr. Byrnes is not a member of any standing committee of the Board.

Board Leadership Structure

As noted above, our Board is currently comprised of six independent directors and one employee director and held five meetings in 2011 and seven meetings in 2012. Mr. Byrnes was appointed Chairman of the Board in March 2000, and has served as Chief Executive Officer and has been a member of our Board since 1997. The Board has not appointed a lead independent director or other such designee and Mr. Byrnes presides as Chairman at all meetings of our Board. The Board holds executive sessions of its non-employee directors generally at each regularly scheduled meeting. Since the Board is comprised of only seven members, six of which are non-employee directors, we have not assigned a lead director to preside over the executive sessions of the Board. We believe that this approach promotes open, active discussion among the independent directors at such executive sessions, and Mr. Byrnes meets with the full Board immediately following such sessions in order to gain feedback on such matters that have been determined by the independent directors to be important.

We recognize that different board leadership structures may be appropriate for companies in different situations and believe that no one structure is suitable for all companies. We believe our current Board leadership structure is optimal for us because it demonstrates to our employees, customers and other stakeholders that Lincare is under strong leadership, with a single person setting the tone and having primary responsibility for managing our operations. Having a single leader for both the Company and the Board eliminates the potential for confusion or duplication of effort, and provides clear leadership for Lincare. We believe that the Company has been well served by this leadership structure.

Risk Oversight

Our Board is responsible for overseeing the Company’s risk management process. The Board evaluates Lincare’s general risk management approach with regard to the most significant risks facing Lincare and ensures that appropriate risk mitigation strategies are implemented by management. The Board is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters.

The Board has delegated to its Audit Committee, Compensation Committee and Compliance Committee oversight of specific risk management processes. Among its other duties, the Audit Committee reviews with management Lincare’s system of disclosure controls and system of internal controls over financial reporting and its process for determining significant areas of risk with respect to its financial statements. Among its other duties, the Compliance Committee reviews with management Lincare’s compliance with legal and regulatory requirements and the organization, management, implementation and monitoring activities of its corporate health care compliance program. Among its other duties, the Compensation Committee reviews with management the structure of Lincare’s compensation programs in order to assess the extent to which the Company’s compensation policies and practices for its employees are reasonably likely to adversely affect risk management practices and risk-taking incentives throughout the organization. The Board receives reports from each of its committees with respect to these risk oversight functions and provides recommendations and feedback to Lincare’s management concerning such activities.

Lincare’s management is responsible for developing, implementing and evaluating the risk management activities of the Company. This responsibility includes identifying, evaluating and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

We believe that the division of risk management responsibilities described above is an effective approach for addressing the risks facing the Company and that our Board leadership structure supports this approach.

Stock Ownership Guidelines

The Board believes that it is in the best interests of the Company and its shareholders to align the financial interests of Lincare executive officers and non-employee directors with those of the Company’s shareholders through ownership of shares of our common stock. Therefore, we have adopted minimum stock ownership requirements for our named executive officers and directors. The executives covered under the guidelines include our Chief Executive Officer, President and Chief Financial Officer. Covered executives must maintain ownership, directly or indirectly, of shares of our common stock with a market value of three times their base salary. Non-employee directors must own shares with a minimum value of three times the amount of their annual cash retainer. Shares of stock that the covered individual has the right to acquire through the exercise of stock options, whether or not vested, are not included as qualifying shares for purposes of the stock ownership guidelines.

BOARD OF DIRECTOR COMMITTEES

Audit Committee

The Board has a separately designated standing Audit Committee composed of three independent directors established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 (the “Exchange Act”). The Audit Committee assists the Board in achieving its oversight and monitoring responsibilities to the stockholders relating to the accounting and financial reporting processes, financial controls and audits of the financial statements of the Company. The Audit Committee has the specific responsibilities and authority necessary to comply with Rule 10A-3(b)(2-5) under the Exchange Act (subject to the exemptions provided in Rule 10A-3(c)), concerning responsibilities relating to: (i) independent registered public accounting firms, (ii) complaints relating to accounting, internal accounting controls or auditing matters, (iii) authority to engage advisors, and (iv) funding as determined by the Audit Committee. The Board has approved a formal written charter for the Audit Committee, a current copy of which is available on the Company’s web site at www.lincare.com, under the heading “Investor Relations.” The Audit Committee is comprised of directors Bryant, Byrne and Miller and held six meetings in 2011 and three meetings in 2012. The Board has determined that each of the Audit Committee members: (i) are independent as defined under Rule 4200(a)(15) of the NASDAQ Marketplace Rules; (ii) meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act (subject to the exemptions provided in Rule 10A-3(c) of the Exchange Act); (iii) have not participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years; and (iv) are able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. At least one member of the Audit Committee has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The Board has determined that Mr. Miller qualifies as an “audit committee financial expert” as defined by the rules and regulations of the Securities and Exchange Commission.

Nominating and Governance Committee

The Nominating and Governance Committee selects and recommends candidates to the Board to be submitted for election at the Annual Meeting and candidates to fill any vacancies on the Board and develops and recommends to the Board a set of corporate governance policies, as well as changes thereto, that should be applicable to the Company. The Board has approved a formal written charter for the Nominating and Governance Committee and a set of formal written Corporate Governance Policies, current copies of which are available on the Company’s web site at www.lincare.com, under the heading “Investor Relations.” The Nominating and Governance Committee will consider director candidates proposed by stockholders in the same manner as it considers Nominating and Governance Committee nominees (see “Annex A— Director Nomination Process” below). The Company’s Bylaws permit stockholders to nominate directors at a stockholder meeting provided that stockholders give timely notice thereof in writing to the Secretary of the Company and otherwise comply with the procedures set forth in the Company’s Bylaws. The Nominating and Governance Committee is comprised of directors Black, Miller and Zane, each of whom is independent as defined under the NASDAQ Marketplace Rules, and held one meeting in 2011 and one meeting in 2012.

Compliance Committee

The Compliance Committee reviews health care compliance issues related to the Company’s health care compliance programs and, where appropriate, provides reports and recommendations to the Board regarding these programs. The Compliance Committee is comprised of directors Altman, Bryant and Byrne and held three meetings in 2011 and two meetings in 2012.

Compensation Committee

The Board has a standing Compensation Committee comprised of directors Altman, Black and Zane, each of whom is independent as defined under the NASDAQ Marketplace Rules. The Compensation Committee assists the Board in discharging its responsibilities relating to all aspects of director compensation and executive compensation for the Chief Executive Officer and other senior executives of the Company. The Board has approved a formal written charter for the Compensation Committee, a current copy of which is available on the Company’s web site at www.lincare.com, under the heading “Investor Relations.” The Compensation Committee reviews and reassesses the adequacy of the committee’s formal written charter on an annual basis and recommends any proposed changes to the Board for approval. In 2011, the Compensation Committee held four meetings and two meetings in 2012.

Related-Person Transactions

The Company’s policies and procedures for the review, approval, or ratification of any transactions with related persons are set forth in writing and were approved by the Board. All directors and executive officers of the Company are required to avoid any transaction that might (i) impair, or appear to impair, the proper performance of their company-related responsibilities or (ii) affect their independence of judgment with respect to any business dealings between the Company and any other organization or individual. To this end, no director or executive officer of the Company may enter into or facilitate any related party transaction, as defined in the policy, on the Company’s behalf unless such transaction has been approved in accordance with the policy. The policy specifies required procedures for identification, reporting, review, and approval of, and record-keeping with respect to, any related-person transactions with the Company. In 2011, there were no transactions or proposed transactions in which the Company was or is to be a participant and in which any related person had or will have a direct or indirect material interest.

For purposes of the policy, a related-person transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships between or involving the Company (or any of its consolidated subsidiaries or affiliated professional associations, corporations and partnerships) and any related person or any other corporation, firm, association or entity in which any related person is a director or officer or is financially interested. Transactions pertaining to director or executive officer compensation, benefits and perquisites that are approved in accordance with the charter of the Compensation Committee or by the Board are not subject to the policy. A related person is defined under the policy as any executive officer, director or nominee for director, or holder of more than five percent of the outstanding voting stock of the Company or any of their respective immediate family members.

Any employee or director of the Company who is aware of any related-person transaction that has occurred or that may occur, or who has a question about whether a related-person transaction exists, is required without unreasonable delay to notify the Company’s Chief Financial Officer. If the Company’s Chief Financial Officer or an immediate family member of the Chief Financial Officer appears to be a participant in a related-person transaction, then the transaction would be reported instead to another executive officer who does not appear to be a participant in the transaction (a disinterested executive officer).

The Audit Committee of the Board is responsible for applying the policy and administering the procedures for reviewing all related-person transactions. If the Chief Financial Officer (or a disinterested executive officer) determines that a related-person transaction has occurred or will occur, then he or she is required to promptly refer the matter to disinterested members of the Audit Committee for their review. In the event that less than a majority of the members of the Audit Committee are disinterested, the matter would be referred promptly to all of the disinterested members of the Board acting as a committee. The Audit Committee would conduct such review at its next regularly-scheduled meeting, or earlier if a special meeting is called by the Chairman of the Audit Committee. The disinterested members of the Audit Committee would review each referred related-person transaction to determine whether such transaction is in good faith and on fair and reasonable terms that are no less favorable to the Company than those that would be available to the Company in a comparable transaction in arms-length dealings with an unrelated third party at the time it is authorized by the Audit Committee. If approved (based solely on the aforementioned standards of review) by a majority of the disinterested members of the Audit Committee, then such related-person transaction would not be disallowed solely by reason of its related nature. If the related-person transaction has already occurred and the Audit Committee is aware of this fact during its deliberation, then its approval, if given, would constitute a ratification of such transaction. Such approval or ratification would not be construed to require the consummation of such transaction, but rather would evidence solely the Audit Committee’s non-objection thereto based only on the related nature of the transaction.

Certain material related-person transactions may be required by law to be disclosed publicly. Therefore, the Audit Committee would, in the course of its review, create or cause to be created a record of information for each transaction reviewed, including without limitation a narrative description of the nature of the transaction, the amount involved and the identity and extent of involvement of each participant who is a related person, the decision of the Audit Committee, the dates of referral to, and review and decision by, the Audit Committee, and the date the transaction was consummated (if applicable).

DIRECTOR COMPENSATION

Retainer and Committee Chair Fees

Directors who are employees of the Company do not receive any additional compensation for their services as directors. During fiscal year 2011, non-employee directors received an annual retainer, which is paid quarterly, and an additional retainer for serving as a chairman of a committee of the Board. The annual retainer for each non-employee director is $60,000. In addition to the annual retainer, the following annual fees are payable to the respective chairmen of the committees of the Board: (a) Audit Committee ($20,000), (b) Compensation Committee ($15,000) and (c) Compliance Committee ($10,000). In addition to the retainer and committee chair fees, non-employee directors are reimbursed for travel and other reasonable out-of-pocket expenses related to attendance at Board and committee meetings.

Equity Compensation

Non-employee directors are eligible to participate in the Company’s stock plans pursuant to which they may be granted options to purchase common stock of the Company or awarded shares of restricted common stock of the Company. Historically, the exercise prices for all stock options granted to non-employee directors have been equal to the market price of the Company’s common stock on the date of grant, and the options have generally vested in equal increments over a three-year period and expire within eight years of the date of grant. Stock options granted to directors become immediately exercisable upon a change of control of the Company. In the event that a director ceases to be a non-employee director for reasons other than a change of control, the vested stock options held by such director as of the date of termination of directorship must be exercised within one year.

The following table shows compensation information for the Company’s non-employee directors for fiscal year 2011.

Director Compensation

for Fiscal Year 2011

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Stuart H. Altman, Ph.D.	70,000	965,160	—	—	—	—	1,035,160
Director, Compliance Committee Chairman

Chester B. Black	75,000	965,160	—	—	—	—	1,040,160
Director, Compensation Committee Chairman

Angela P. Bryant	60,000	965,160	—	—	—	—	1,025,160
Director

Frank D. Byrne, M.D.	60,000	965,160	—	—	—	—	1,025,160
Director

William F. Miller, III.	80,000	965,160	—	—	—	—	1,045,160
Director, Audit Committee Chairman

Ellen M. Zane	60,000	965,160	—	—	—	—	1,025,160
Director

(1)	Amounts shown do not reflect compensation actually received by the directors. Instead, the amounts shown represent the aggregate grant date fair values of stock and option awards granted within the fiscal year computed in accordance with FASB ASC Topic 718. The assumptions made in the valuation computations can be found in Note 12, “Stock-Based Compensation,” to the Consolidated Financial Statements included in Lincare’s Annual Report on Form 10-K for fiscal year 2011 filed with the Securities and Exchange Commission.
(2)	The aggregate grant date fair values of the restricted stock awards granted on October 20, 2011 to directors Altman, Black, Bryant, Byrne, Miller and Zane were $965,160, representing the closing price of the common stock on the grant date of $22.98 per share multiplied by the 42,000 shares granted to each director. The shares become unrestricted in equal increments of 21,000 shares on November 1, 2013 and 2014. As of December 31, 2011, directors Altman, Black, Byrne and Miller each held 66,000 shares of restricted common stock and directors Bryant and Zane each held 52,000 shares of restricted stock.
(3)	As of December 31, 2011, directors Altman, Black, Byrne and Miller each held unexercised options to purchase 168,000 shares of Company common stock that are currently exercisable.

Director Nomination Process

Director Qualifications. The Nominating and Governance Committee believes that individuals who are nominated by the Committee to be a director should have demonstrated notable or significant achievements in business, education or public service; should have a breadth of knowledge about issues affecting the Company; should possess the requisite intelligence, education and experience to make a significant contribution to the Board and bring a diverse range of skills and perspectives to its deliberations; should demonstrate a willingness to apply sound and independent business judgment and have no present conflicts of interest; and should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders. Consideration will also be given to candidates with financial management, reporting and control expertise or other experience that would qualify the candidate as a “financial expert” under established standards. Further, each candidate must be willing to commit, as well as have, sufficient time available for meetings and consultation on Company matters and to otherwise discharge the duties of Board membership and should have sufficient years available for service to make a significant contribution to the Company over time.

Selection and Nomination Process. When recommending to the Board the slate of directors to be nominated for election at the Annual Meeting, the Nominating and Governance Committee reviews the qualifications and backgrounds of nominees for director, as well as the overall composition of the Board. The Nominating and Governance Committee is authorized to use any methods it deems appropriate for identifying candidates for Board membership, including recommendations from current Board members and recommendations from stockholders. When a board vacancy arises, the committee seeks to identify the most capable candidates available who meet the Board’s criteria for nomination and who will be able to serve the best interests of all stockholders. The committee will ensure that women and minority candidates are routinely sought as part of every director search it undertakes and will take every reasonable step to ensure that women and minority candidates are in the pool from which Board nominees are chosen. The committee may engage outside search firms to identify suitable candidates. The Nominating and Governance Committee is also authorized to engage in whatever evaluation processes it deems appropriate to assess the suitability of a candidate for service on the Board. In formulating its recommendation, the Nominating and Governance Committee will consider not only the findings and conclusions of its evaluation process, but also the composition of the Board to ensure that the Board reflects the knowledge, experience, skills, expertise and diversity required for the Board to fulfill its duties. In considering whether to recommend directors who are eligible to stand for re-election, the Nominating and Governance Committee may consider a variety of factors, including a director’s contributions to the Board and ability to continue to contribute productively, attendance at Board and committee meetings, and the independence of the director, as well as whether the director continues to possess the attributes, capabilities and qualifications considered necessary or desirable for Board service. The committee assesses the effectiveness of the Company’s nomination policies on an annual basis, as part of the Board’s evaluation of its effectiveness as a group. In the course of this performance evaluation, the Board considers whether the Board’s composition reflects an appropriate mix of skills, experience and diversity, in relation to the needs of the Company.

Stockholder Nominations. The Company’s Bylaws permit stockholders to nominate directors at a stockholder meeting provided that stockholders give timely notice thereof in writing to the Secretary of the Company and otherwise comply with the procedures set forth in the Company’s Bylaws. Stockholders who wish to nominate a person for election as a director may submit the recommendation to the Secretary of the Company in compliance with the procedures described in the Company’s Bylaws. Stockholders may also recommend prospective candidates for consideration by the Nominating and Governance Committee, and such candidates will be considered in the same manner as other candidates. A stockholder who wishes to make such a recommendation should notify the Secretary of the Company in writing and include, at a minimum, (i) the name and address, as they appear in the Company’s books, of the stockholder giving the notice, (ii) the class and number of shares of the Company that are beneficially owned by the stockholder, (iii) a statement that the candidate is willing to be nominated and to serve as a director if elected, and (iv) any other information regarding the candidate that the Securities and Exchange Commission would require to be included in a proxy statement. If the Nominating and Governance Committee determines that a stockholder-recommended candidate is suitable for

Board membership, it will include the candidate in the pool of candidates to be considered for nomination upon the occurrence of the next Board vacancy or in connection with the next Annual Meeting of Stockholders.

Communicating with the Board

The Board provides a process for stockholders to send communications to the Board. The Board will give appropriate attention to written communications that are submitted by stockholders, and will respond if and as appropriate. The Chairman of the Audit Committee, with the assistance of the Company’s Corporate Compliance Manager, is primarily responsible for monitoring communications from stockholders and for providing copies or summaries to the other directors as he or she considers appropriate.

Communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that the Chairman of the Audit Committee considers to be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs and matters as to which the Company tends to receive repetitive or duplicative communications.

Stockholders who wish to send communications on any topic to the Board should address such communications to Board, c/o Audit Committee, Lincare Holdings Inc., 19387 U.S. 19 North, Clearwater, Florida 33764.

Compensation Committee Interlocks and Insider Participation

During fiscal 2011, no member of our Compensation Committee was an officer or employee of ours. In addition, none of our executive officers served as a member of the board of directors or compensation committee of another entity, one of whose executive officers served as a member of our board of directors or our Compensation Committee.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and beneficial owners of more than 10% of a registered class of the Company’s equity securities, to file with the Securities and Exchange Commission and The NASDAQ Global Market initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.

Based on a review of the copies of such filings furnished to the Company, the Company believes that all of its directors, executive officers and beneficial owners of more than 10% of its equity securities complied with all filing requirements applicable to them with respect to transactions completed during the 2011 fiscal year.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information available as of July 10, 2012 with respect to the beneficial ownership of the Company’s common stock, by each person who is known by the Company to beneficially own more than 5% of the common stock and by each director and executive officer and by all directors and executive officers as a group. As of July 9, 2012, there were 86,440,611 shares outstanding and entitled to vote. Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Unless otherwise indicated, the address of all directors and executive officers is c/o Lincare Holdings Inc., 19387 U.S. 19 North, Clearwater, FL 33764. Shares beneficially owned by each director and executive officer include all exercisable and unexercisable options to purchase shares of the Company’s common stock as of the date of this Information Statement and shares of restricted stock.

Name of Beneficial Owner	Amount and nature of Beneficial Ownership	Percent
FMR LLC(1)	14,018,408	16.22%
82 Devonshire Street Boston, MA 02109

JP Morgan Chase & Co.(2)	8,726,671	10.10%
270 Park Avenue New York, NY 10017

BlackRock, Inc.(3)	6,390,756	7.39%
40 East 52nd Street New York, NY 10022

Glenview Capital Management, LLC(4)	5,496,422	6.36%
767 Fifth Avenue, 44th Floor New York, NY 10153

Wellington Management Company, LLP(5)	5,434,869	6.29%
280 Congress Street Boston, MA 02210

John P. Byrnes(6)	3,544,151	4.10%

Paul G. Gabos(7)	1,671,232	1.93%

Shawn S. Schabel(8)	2,446,605	2.83%

Stuart H. Altman, Ph.D.(9)	284,000	(* )

Chester B. Black(10)	306,550	(* )

Angela P. Bryant(11)	62,000	(* )

Frank D. Byrne, M.D.(12)	306,900	(* )

William F. Miller, III(13)	301,500	(* )

Ellen M. Zane(14)	62,000	(* )

All Executive Officers and Directors as a Group (nine persons)	8,984,938	10.39%

(1)	All information relating to FMR LLC is based on information disclosed in a Schedule 13G filed by FMR LLC with the Securities and Exchange Commission on February 14, 2012. According to that filing, FMR LLC has the sole power to dispose or direct the disposition of 14,018,408 shares.

(2)	All information relating to JP Morgan Chase & Co. is based on information disclosed in a Schedule 13G filed by JP Morgan Chase & Co. with the Securities and Exchange Commission on January 27, 2012.
According to that filing, JP Morgan Chase & Co. has the sole power to vote or direct the vote of 7,613,969 shares, shared power to vote or direct the vote of 340,879 shares, the sole power to dispose or direct the disposition of 8,356,934 shares and shared power to dispose or direct the disposition of 355,937 shares.
(3)	All information relating to BlackRock, Inc. is based on information disclosed in a Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on February 13, 2012. According to that filing, BlackRock, Inc. has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 6,390,756 shares.
(4)	All information relating to Glenview Capital Management, LLC is based on information disclosed in a Schedule 13G filed by Glenview Capital Management, LLC with the Securities and Exchange Commission on February 14, 2012. According to that filing, Glenview Capital Management, LLC has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 5,496,422 shares.
(5)	All information relating to Wellington Management Co., LLP is based on information disclosed in a Schedule 13G filed by Wellington Management Co., LLP with the Securities and Exchange Commission on February 14, 2012. According to that filing, Wellington Management Co., LLP has shared power to vote or direct the vote of 4,361,939 shares and shared power to dispose or direct the disposition of 5,361,564 shares.
(6)	Includes options to purchase 1,850,000 shares of common stock that are currently exercisable, options to purchase 175,000 shares of common stock that are currently unexercisable, 459,151 shares of common stock and 1,060,000 shares of restricted stock.
(7)	Includes options to purchase 950,000 shares of common stock that are currently exercisable, options to purchase 100,000 shares of common stock that are currently unexercisable, 291,232 shares of common stock and 330,000 shares of restricted stock.
(8)	Includes options to purchase 1,295,000 shares of common stock that are currently exercisable, options to purchase 125,000 shares of common stock that are currently unexercisable, 291,314 shares of common stock and 735,000 shares of restricted stock.
(9)	Includes options to purchase 168,000 shares of common stock that are currently exercisable, options to purchase 12,000 shares of common stock that are currently unexercisable, 38,000 shares of common stock and 66,000 shares of restricted stock.
(10)	Includes options to purchase 168,000 shares of common stock that are currently exercisable, options to purchase 12,000 shares of common stock that are currently unexercisable, 60,550 shares of common stock (including 5,000 shares owned by Mr. Black’s spouse and 50 shares representing a 1.0% pecuniary interest held by The Black Family Charitable Foundation) and 66,000 shares of restricted stock.
(11)	Includes 10,000 shares of common stock and 52,000 shares of restricted stock.
(12)	Includes options to purchase 168,000 shares of common stock that are currently exercisable, options to purchase 12,000 shares of common stock that are currently unexercisable, 60,900 shares of common stock and 66,000 shares of restricted stock.
(13)	Includes options to purchase 168,000 shares of common stock that are currently exercisable, options to purchase 12,000 shares of common stock that are currently unexercisable, 55,500 shares of common stock and 66,000 shares of restricted stock.
(14)	Includes 10,000 shares of common stock and 52,000 shares of restricted stock.
(*)	Less than one percent.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Discussion and Analysis

The Board has a standing Compensation Committee comprised of Messrs. Altman and Black and Ms. Zane, each of whom is independent as defined under the NASDAQ Marketplace Rules. The Compensation Committee operates under a formal written charter that has been approved by the Board, a current copy of which is available on the Company’s website at www.lincare.com, in the “Committee Charters” section under the heading “Investor Relations.”

The Compensation Committee assists the Board in discharging its responsibilities relating to all aspects of director and executive officer compensation. The Committee reviews corporate goals and objectives relevant to such compensation and makes recommendations to the Board for adoption. The Compensation Committee evaluates the performance of the directors and executive officers based on corporate goals and objectives and other such factors as it deems appropriate, such as, (i) the short-term and long-term performance of the Company, (ii) the performance of the executive officers in light of relevant goals and objectives recommended by the Committee and approved by the Board, (iii) executive compensation levels at comparable companies, and (iv) the recommendations of the Chief Executive Officer. Based on its evaluation, the Compensation Committee recommends to the Board the compensation of the directors and executive officers, including salary, annual and long-term incentive compensation, annual incentive goals, option awards, stock awards, non-equity incentive plan compensation, benefits, perquisites and other compensation. The Committee also makes recommendations to the Board regarding director and executive officer employment contracts or arrangements.

The Role of Shareholder Advisory Votes on Compensation

At our 2012 Annual Meeting of Stockholders, we held a “say-on-pay” advisory stockholder vote on the compensation of our named executive officers. Our executive compensation program received the support of over 96% of shares that were voted in respect thereof. The Compensation Committee has considered the results of this advisory vote and views this outcome as evidence of shareholder support of our executive compensation decisions and policies. Accordingly, the Compensation Committee has substantially maintained its executive compensation policies for 2012. The Compensation Committee will consider the outcome of future advisory votes in connection with its ongoing evaluation of the Company’s compensation program.

Compensation Committee Process

The Compensation Committee evaluates the internal equity and external competitiveness of the compensation offered to the directors and executive officers and recommends action to the Board as it deems appropriate. The Committee makes recommendations to the Board with respect to equity based and non-equity based plans of the Company and it administers such plans with authority to make and modify grants under, and to approve or disapprove participation in, such plans. The Compensation Committee is directly responsible for the appointment, compensation, retention and oversight of any compensation consultants engaged to assist the Committee in carrying out its functions and responsibilities. At the request of the Committee to do so, the Chief Executive Officer or Chief Financial Officer may pre-negotiate engagement fees with such compensation consultants and may provide a recommendation to the Committee for its consideration. The Company provides for appropriate funding, as determined by the Committee, for payment of compensation to any consultants employed by the Committee and ordinary administrative expenses that are necessary and appropriate in carrying out its duties. The Committee may form and delegate authority to one or more sub-committees, but has not done so in the past.

In April 2009, in advance of negotiating certain amendments to the employment agreements with the Company’s executive officers and prior to the expiration at the end of that year of the agreements in effect at that time, the Compensation Committee engaged Frederick W. Cook & Co., Inc. (“F.W. Cook”), executive compensation consultants, to assist with its review of the Company’s executive compensation levels, practices and programs. The scope of the engagement included an assessment of the competitiveness of the Company’s compensation levels including base salary, annual bonus, long-term incentives and other forms of compensation and a review of the key terms and conditions of the employment agreements for the Company’s executive officers in relation to market practices.

F.W. Cook developed a peer group consisting of 15 publicly-traded health services companies headquartered in the United States with annual revenues, market capitalizations, and product and service offerings similar to those of the Company. The peer group included: Amedisys, Chemed Corporation, Davita, Emergency Medical Services, Gentiva Health Services, Laboratory Corporation of America, LifePoint Hospitals,

Magellan Health Services, Mednax, National HealthCare, Omnicare, Psychiatric Solutions, Res-Care, Sun Healthcare Group and Universal Health Services. F.W. Cook also considered the compensation levels and practices of the only two publicly-traded, albeit smaller, direct competitors of the Company, American HomePatient and Rotech Healthcare. F.W. Cook presented the Compensation Committee with an analysis of various size metrics of the peer companies compared with the Company, including market capitalization, net revenues, net income, total assets and number of employees, and various one-year and three-year performance measures including growth in net revenues, net income and total shareholder returns. The analysis included a comparison of the cash and equity-based compensation elements of each of the Company’s executive officers to the respective compensation amounts earned by the executive officers of the peer companies for the most recently available fiscal year. F.W. Cook also prepared a summary for the Committee of the key terms and conditions in the executive officers’ expiring employment agreements and provided observations and comments to be considered by the Committee when negotiating amendments to those agreements with each executive officer.

The Committee considered F.W. Cook’s observations and recommendations in evaluating the components and levels of executive compensation to be set forth in the executive officers’ amended employment agreements. F.W. Cook presented the comparative position of the various elements of the Company’s executive compensation program relative to market percentiles. The Committee believes that these comparisons were useful in evaluating the competitiveness of the Company’s program. While the Committee does not establish specific percentile objectives for the individual elements of compensation or for aggregate compensation, the Committee determined that it would target the Company’s executive compensation levels between the 75th and 90th percentiles of the peer universe. The Committee concluded that it was important to establish compensation levels for the Company’s executive officers that were higher than the average compensation levels earned by individuals employed by peer companies in positions of similar job responsibilities. Compensation levels within the 75th and 90th percentiles were deemed relevant by the Committee in light of the strong relative performance achieved by the Company under the direction of its executive officers in the preceding one- and three-year periods, as shown in the comparative performance data presented by F.W. Cook. The Committee placed particular emphasis on the Company’s superior results compared with its direct competitors in light of significant, industry-specific factors that affected performance during the periods evaluated. The home medical equipment industry in which the Company operates has come under tremendous reimbursement pressure from Medicare and other government payment sources that were deemed by the Committee to be unique when compared with the broader peer company universe. The Committee also placed significant emphasis on the long tenure of each executive officer with the Company in their respective positions.

The Committee considered the F.W. Cook observations and recommendations as it negotiated amendments to the employment agreements with the executive officers, which were otherwise set to expire on December 31, 2009. On October 1, 2009, the Company entered into amended agreements (the “Third Amended Employment Agreements”) with each of its executive officers principally to extend the terms of the employment agreements from December 31, 2009 to December 31, 2012. The specific compensation levels and other terms and conditions established in the Third Amended Employment Agreements were substantially similar to the compensation levels and other terms and conditions previously in effect. Specifically, the annual salaried amounts and bonus compensation formulas for the executive officers and other key employment provisions were unchanged in the amended agreements. The Committee also used the data compiled by F.W. Cook to establish the value of an equity-based grant to each executive officer to be awarded as of the effective date of the third amended employment agreements. The vesting provisions of the equity-based awards, consisting of non-qualified stock options and shares of restricted stock, are subject to specified service conditions that are essentially concurrent with the employment period covered by the amended agreements. The restricted shares vest on November 1, 2012, approximately concurrent with the original expiration dates of the Third Amended Employment Agreements. The stock options vest in equal one-third increments on November 1, 2010, 2011 and 2012 and were granted with an exercise price equal to the fair market value of the Company’s common stock on the date of the grant.

In January 2012, in advance of negotiating certain amendments to the employment agreements with the Company’s executive officers and prior to the expiration at the end of 2012 of the agreements in effect at that time, the Committee engaged F.W. Cook to update its review of the key terms of the employment agreements with the executive officers and its competitive analysis of target compensation levels for these executives to reflect current market conditions.

F.W. Cook conducted a competitive analysis of compensation levels for the Company’s Chief Executive Officer, President/Chief Operating Officer and Chief Financial Officer using publicly available compensation data from a custom, 14-company peer group. All data were sourced from each peer company’s most recently filed proxy statement and were aged to 2012 assuming an annual increase rate of 3.0%. The elements of compensation reviewed included total cash compensation, including the sum of base salary and annual incentive bonus shown both in terms of actual and target cash compensation, and total direct compensation, equal to the sum of total cash compensation and the expected present value of long-term incentives such as stock option grants and restricted stock and performance shares valued based on the fair market value at the time of grant. F.W. Cook revised the peer group used in its 2009 evaluation by removing companies that were no longer publicly-traded or that had a market capitalization of less than $100 million and by adding new peer companies that were deemed to be comparative. The revised peer group included: Amedisys, Chemed Corporation, Davita, Gentiva Health Services, Healthsouth Corporation, Health Management Associates, Kindred Healthcare, Laboratory Corporation of America, LifePoint Hospitals, Magellan Health Services, MEDNAX, National HealthCare, Omnicare and Universal Health Services. F.W. Cook presented the Committee with an analysis of various size metrics of the peer companies compared with the Company, including market capitalization, net revenues, operating income, net income, total assets and number of employees. The analysis included a comparison of the cash and equity-based compensation elements of each of the Company’s executive officers to the respective compensation amounts earned by the executive officers of the peer companies. F.W. Cook also prepared a summary for the Committee of the key terms and conditions in the executive officers’ expiring employment agreements and provided observations and comments to be considered by the Committee when negotiating amendments to the agreements with each executive officer.

The Committee considered the observations and recommendations of F.W. Cook as it negotiated amendments to the employment agreements with the executive officers, which were otherwise set to expire on December 31, 2012. On February 10, 2012, at the recommendation of the Committee, the Company entered into amended agreements (the “Fourth Amended Employment Agreements”) with its Chief Executive Officer, Mr. Byrnes and its President and Chief Operating Officer, Mr. Schabel principally to extend the terms of their employment agreements from December 31, 2012 to December 31, 2014. The Company’s Chief Financial Officer, Mr. Gabos, advised the Board of his intention to retire from the Company at the end of his current employment term on December 31, 2012, and accordingly, no amendments were made to his employment agreement currently in effect.

The specific compensation levels and other terms and conditions established in the Fourth Amended Employment Agreements were substantially similar to the compensation levels and other terms and conditions previously in effect. Specifically, the annual salaried amounts and bonus compensation formulas for Mr. Byrnes and Mr. Schabel and other key employment provisions were unchanged in the amended agreements. The Committee also used the data compiled by F.W. Cook to establish the value of an equity-based grant to each executive officer to be awarded as of the effective date of the Fourth Amended Employment Agreements. The vesting provisions of the equity-based awards, consisting of shares of restricted stock, are subject to specified service conditions that are concurrent with the employment period covered by the amended agreements. The restricted shares vest on December 31, 2014, concurrent with the expiration of the Fourth Amended Employment Agreements, subject to each executive officer’s continued employment with the Company and other such terms and conditions as specified in the agreements.

The Committee has the authority to make recommendations to the Board with regard to amending the employment agreements or establishing additional elements of executive compensation in the future when and if it deems appropriate.

Compensation Policies and Overall Objectives

The Company’s executive compensation program is intended to attract, retain and motivate high quality executives with a performance-based compensation package that promotes Company growth and enhancement of stockholder value. The executive compensation program consists of two primary components: (i) cash compensation and (ii) equity-based compensation, historically delivered through the grant of stock options and restricted stock pursuant to the Company’s shareholder-approved stock plans. The Company’s executive compensation program is administered by the Compensation Committee of the Board. The Committee does not target a specific mix of cash and equity-based, or short-term and long-term, compensation elements in structuring such program.

The Compensation Committee views the cash compensation component to be in recognition of the contribution by the executive officers to the Company’s financial performance in the current fiscal year. The cash compensation component of executive pay is comprised of two primary elements: (i) base salary and (ii) performance-based bonus compensation. The cash component of the Company’s executive compensation program is intended to provide compensation for carrying out the duties expected of each executive position and to reward achievement of short-term annual financial goals, as measured by the Company’s operating results in the current fiscal year. The Committee seeks to offer salaried compensation to the Company’s executive officers that provide fair payment for the responsibilities and demands of their respective position, consistent with the experience, qualities and commitment of each individual and competitive with potential market demand for their services. The performance-based bonus compensation is intended to motivate and reward the executive officers for contributing to the Company’s delivery of strong operating performance as reflected in its financial results.

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation in excess of $1.0 million paid to certain of their most highly compensated executive officers. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. It is the Committee’s objective to maximize deductibility under Section 162(m) with minimal sacrifices in flexibility and corporate objectives. In accordance with that objective, certain long-term incentives such as stock options issued pursuant to equity plans approved by stockholders are designed as qualifying performance-based compensation, while annual salaries and bonuses that are not approved by stockholders are not considered as such for tax purposes. Shareholder approval of specific bonus compensation arrangements would be required to qualify for exclusion from the deduction limit, and the Committee believes that such approval would limit its flexibility in negotiating or otherwise determining such arrangements with management on behalf of the stockholders.

Base Salaries

The Compensation Committee reviews each executive officer’s base salary annually. The Committee generally establishes the base salary of each executive officer at the time that it enters into an employment agreement with each executive. The employment agreements currently in place for the Company’s executive officers, Mr. John Byrnes (Chief Executive Officer), Mr. Paul Gabos (Chief Financial Officer and Secretary) and Mr. Shawn Schabel (President and Chief Operating Officer), set forth the terms and conditions of employment for each executive throughout the period of employment. The base salary amounts established at the commencement of the employment period in the Third Amended Employment Agreements on October 1, 2009 were initially set at an annual rate equal to each executive’s 2009 salary. In the case of Mr. Byrnes and Mr. Schabel, the Fourth Amended Employment Agreements effective as of February 10, 2012 did not amend each officer’s then current base salary amount. The employment agreements provide for annual increases in the base salary amounts based on the CPI-U for the preceding twelve months, or such higher amounts as may be determined from time to time by the Compensation Committee in its sole discretion. These increases are established by the Committee at the beginning of each calendar year upon its review of the published CPI-U data for the preceding calendar year.

Based on its review of the findings and considerations presented by F.W. Cook in 2009, the Compensation Committee determined that no adjustments would be made to any of the base salaries in effect at the commencement of the terms of employment covered by the Third Amended Employment Agreements effective October 1, 2009. In establishing the rate of increase in the base salaries of the executives in calendar years 2010, 2011 and 2012, the Committee used the year over year increase in the CPI-U for December of the immediately preceding year, as published by the U.S. Department of Labor. Accordingly, the Committee approved increases in the base salaries of the executive officers for the 2010, 2011 and 2012 calendar year periods of 2.7%, 1.5% and 3.0%, respectively, consistent with the published CPI-U statistics.

Annual Cash Bonuses

The Compensation Committee determines the annual performance-based cash compensation for the Company’s executive officers pursuant to the terms of the officers’ respective employment agreements. The Committee believes that the cash bonus plan promotes the Company’s performance-based compensation philosophy by providing executives with direct cash incentives for achieving specific performance goals. Under the terms of the employment agreements with the executive officers, the bonus amounts are calculated pursuant to a formula that compares the Company’s reported diluted Earnings Per Share (EPS) in each fiscal year with the expected diluted EPS of the Company for such year as set forth in the annual business plan prepared in advance by the Company and approved by the Board (“Business Plan EPS”). Bonus payments under the formula are subject to a maximum cash bonus payment of 200% of annual salary. Under the formula, in respect of each calendar year (or applicable portion thereof) during the term of his employment, the Company will pay bonus compensation to each executive officer in an amount equal to the lesser of 200% of such executive’s annual salary or: (i) the percentage of salary set forth in the table below which corresponds to the percentage by which the Company’s reported diluted EPS for such calendar year compares with the Business Plan EPS, multiplied by (ii) the executive’s annual salary for such calendar year.

Fully-Diluted EPS as a % Of Business Plan EPS	% of Salary
0-99%	0%
100%	80%
101%	90%
102%	100%
103%	110%
104%	120%
105%	130%
> 105%	130% + an additional 10% for each full percentage point of EPS achieved over Business Plan EPS

The Compensation Committee believes that the current bonus compensation formula is appropriate and in the best interests of the stockholders of the Company. In developing the formula, the Committee considered the impact that ongoing reductions in payment amounts put into effect by government payors, such as Medicare, for the Company’s products and services are likely to have on the Company’s EPS growth in the future. The Committee believes that a formula based on achieving or exceeding the target operating results set forth in the Company’s annual business plan, which include an estimate of the impact of expected Medicare price reductions in the coming year, is consistent with the overall objectives of the performance-based component of the cash compensation program. The Committee believes that a bonus plan that establishes performance targets in advance and incorporates anticipated changes in reimbursement for the Company’s products and services or other factors expected to affect the Company’s financial results in a given year is preferable to one that adjusts reported financial results for such factors retrospectively. The Committee reserves its right to adjust upward or downward at its discretion the Business Plan EPS to account equitably for (i) any extraordinary charges; (ii) any unusual non-recurring items; (iii) changes in accounting principles required under generally accepted accounting principles; or (iv) any unanticipated events or occurrences, which events impact the Company’s fully-diluted EPS in respect of any such applicable period.

The Committee believes that EPS is the most appropriate company performance measure for determining bonus compensation because EPS is determined in accordance with generally accepted accounting principles, includes all income and expense components of net profitability, and takes into account potential stockholder dilution (or anti-dilution) from all equity-based transactions. The percentage of base salary paid as a cash bonus under the formula increases incrementally with increases in the percentage by which annual reported EPS exceeds the Business Plan EPS. The Committee recognizes that EPS is a Company-level metric and, as such, the individual performance of each executive officer within their respective areas of responsibility is not considered in establishing the amount of bonus earned and believes that it is important for the executive officers to work toward a common performance goal on behalf of the stockholders. In the event that the Company’s performance goals are met, the Committee believes that the cash bonus plan should result in an annual cash bonus payment to each executive officer that is approximately equal to one to two times the amount of annual salaried compensation for such officer. This level of bonus compensation is also consistent with the findings and considerations presented to the Committee by F.W. Cook in 2009 and as updated by F.W. Cook in 2012 in connection with its evaluation of the Company’s executive compensation programs.

On February 7, 2012, the Committee determined that no cash bonus had been earned by the executive officers for services performed in 2011, in accordance with the annual performance-based bonus compensation provisions contained in the executive employment agreements. The Company’s earnings per share of $1.93 in 2011 did not meet the pre-established Business Plan EPS of $2.15 that had been approved by the Board for 2011. As a result, no bonus payments were made to Messrs. Byrnes, Gabos or Schabel for fiscal year 2011.

On February 2, 2011, the Committee approved the cash bonus amounts to be paid to each executive officer for services performed in 2010 in accordance with the annual performance-based bonus compensation provisions contained in the executive employment agreements. The Company achieved earnings of $1.87 per share in 2010, exceeding the pre-established Business Plan EPS of $1.81 (adjusted for a 3-for-2 stock split in 2010). The Committee concluded that actual EPS as a percentage of Business Plan EPS in 2010 was approximately 103%, which, pursuant to the bonus compensation formula, resulted in earned bonus compensation of 110% of each executive officer’s base salary. The resulting bonus payments made to Messrs. Byrnes, Gabos and Schabel for fiscal year 2010 were $1,013,134, $506,567 and $675,759, respectively.

On February 23, 2010, the Committee approved the cash bonus amounts to be paid to each executive officer for services performed in 2009 in accordance with the annual performance-based bonus compensation provisions contained in the executive employment agreements. The Company achieved earnings of $1.32 per share in 2009 (adjusted for the 3-for-2 stock split in 2010), exceeding the pre-established Business Plan EPS of $1.20 (as adjusted). The Business Plan EPS figure included an estimate of the impact on the Company’s 2009 operating results from significant reductions in Medicare payment amounts for the Company’s primary products and services. The estimate of the impact to the 2009 financial results was determined by the Committee to have been accurate in all material respects. The Committee concluded that actual EPS as a percentage of Business Plan EPS in 2009 was approximately 110%, which, pursuant to the bonus compensation formula, resulted in earned bonus compensation of 180% of each executive officer’s base salary. The resulting bonus payments made to Messrs. Byrnes, Gabos and Schabel for fiscal year 2009 were $1,614,268, $807,134 and $1,076,718, respectively.

Long-Term, Stock-Based Compensation

The Compensation Committee believes that the Company’s executive officers should be motivated to achieve, and participate significantly in, the creation of long-term shareholder value attained through appreciation in the market price of the Company’s common stock. Stock options and/or restricted shares may be granted to the Company’s executives at the discretion of the Committee in order to enhance the link between shareholder value creation and executive pay. The Committee administers the stock-based compensation program in accordance with the terms of the Company’s stockholder-approved equity plans. The Committee reserves the right to determine the mix of stock options and restricted shares to be included in any particular grant and believes that both forms of equity compensation serve to align the goals of the Company’s executive officers with those of the shareholders. Specifically, the Committee believes that the issuance of restricted shares promotes long-term common share ownership by the Company’s executive officers and may be issued subject to service-based or performance-based conditions as determined at the discretion of the Committee. Stock options are also believed by the Committee to enhance the link between shareholder value creation and executive pay and, in addition, exhibit certain other favorable characteristics, including: (1) stock options are granted with an exercise price equal to the fair market value of the Company’s common stock on the date of the grant, so stock options have realizable value to the recipient only if the stock price appreciates after the date the options are granted; (2) stock options result in cash proceeds to the Company through the sale of newly issued shares of common stock at a price equal to the exercise price of the option; and (3) non-qualified stock options are deemed to be performance-based under Section 162(m) of the Internal Revenue Code and result in more favorable tax treatment to the Company than restricted stock.

The findings and recommendations presented to the Committee by F.W. Cook in 2009 and as updated by F.W. Cook in 2012 include a long-term equity incentive framework for the Committee to consider that takes into account the size of equity grants and resulting stockholder dilution and compares the practices of the Company to companies in its peer group. While the Committee does not target a specific mix of cash and equity-based, or short-term and long-term, compensation elements, the Committee believes that the current mix of long-term compensation creates the appropriate incentives for its executive officers consistent with the overall objectives of the Company. The Company’s long-term incentive program and the amounts awarded under such program are reviewed annually and are determined solely at the discretion of the Committee.

On October 1, 2009, concurrent with the execution of the Third Amended Employment Agreements with the Company’s executive officers which extended the terms of their employment for three additional years to December 31, 2012, the Committee awarded, adjusted for the 3-for-2 stock split in 2010, to Mr. Byrnes a total of 660,000 shares of restricted stock and 525,000 stock options, to Mr. Gabos a total of 330,000 shares of restricted stock and 300,000 stock options and to Mr. Schabel a total of 435,000 shares of restricted stock and 375,000 stock options. In determining the number of restricted shares and stock options awarded to the executive officers and the related terms and conditions of the grants, the Committee considered the findings and recommendations of F.W. Cook as well as each officer’s position and level of responsibility, his contribution to the long-term success of the Company and each officer’s historical award levels. Subject to each executive officer’s continued employment with the Company and other such terms and conditions as specified in the underlying employment agreements, the restricted shares vest on November 1, 2012, approximately concurrent with the original expiration dates of the Third Amended Employment Agreements. The stock options vest in equal one-third increments on November 1, 2010, 2011 and 2012 and were granted with an exercise price equal to the fair market value of the Company’s common stock on the date of the grant.

On February 10, 2012, concurrent with the execution of the Fourth Amended Employment Agreements with Mr. Byrnes and Mr. Schabel which extended the terms of their employment for two additional years to December 31, 2014, the Committee awarded to Mr. Byrnes a total of 400,000 shares of restricted stock and to Mr. Schabel a total of 300,000 shares of restricted stock. In determining the number of restricted shares awarded to the executive officers and the related terms and conditions of the grants, the Committee considered the findings and recommendations of F.W. Cook as well as each officer’s position and level of responsibility, his contribution to the long-term success of the Company and each officer’s historical award levels. The restricted shares vest on December 31, 2014, concurrent with the expiration of the Fourth Amended Employment Agreements, subject to each executive officer’s continued employment with the Company and other such terms and conditions as specified in the agreements.

Stock-based compensation awarded to the Company’s executive officers is subject to the terms and conditions set forth in the respective agreements underlying the award of stock options and restricted shares. Generally, rights to exercise stock options granted by the Company are subject to vesting provisions that typically entitle the optionee to exercise the options in scheduled increments between one to three years and expire eight years from the date of grant. Restricted stock grants may be subject to performance and service conditions, the achievement of which removes the restrictions on the shares over a period that is defined in the underlying agreement. Such performance conditions may include achievement of certain EPS or other financial targets established by the Committee and are subject to continued employment of the executive over the measurement period.

The Committee does not have a formal policy for determining when stock-based awards are granted, but does require, in the case of stock options, that such awards be granted with an exercise price equal to the market price of the Company’s stock on the date of grant. The Committee has established stock ownership requirements specifying applicable amounts and forms of ownership of the Company’s common stock by its executive officers and non-employee directors. Pursuant to these requirements, the Company’s executive officers are required to maintain ownership of shares of Company stock equivalent to three times their respective base salary, and for non-employee directors, three times the amount of the annual cash retainer. The Company also maintains a policy that prohibits any employee from hedging the economic risk of ownership and/or engaging in the purchase or sale of any derivative securities derived from the Company’s common shares.

The Company has no formal policy to either retroactively increase or recover previously awarded bonuses or vested equity compensation in the event of a restatement of its financial results; however, the Company anticipates adopting a “clawback” policy consistent with any NASDAQ listing requirements that will be established in the future pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Benefits and Perquisites

The Company’s executives are eligible to participate in certain benefit programs available to all employees of the Company including health insurance, life and disability insurance, Company contributions to a 401(k) plan (subject to certain regulatory and other limits) and participation in an employee stock purchase plan. The employee stock purchase plan allows employees to accumulate payroll deductions for the purpose of purchasing shares of the Company’s common stock on a quarterly basis at a price per share equal to 85% of the lower of the market price of a share of common stock on the last day of the previous plan quarter or the last trading day of the current plan quarter. Except for the severance arrangements described below, the Company does not offer any post-employment or retirement benefits to any of its employees. The Compensation Committee does not believe that such retirement benefits serve the interests of the Company’s stockholders.

A limited number of perquisites are available to the Chief Executive Officer and other executive officers that are not otherwise available to non-executive employees of the Company. The Company pays for a golf club membership on behalf of the Chief Executive Officer. The club is in close proximity to the corporate headquarters office and is thereby convenient for use in conjunction with various business-related activities. The Company also pays for the Chief Executive Officer to undergo an extensive annual physical examination that is not otherwise available to employees of the Company. The Company makes available to its executive officers personal use of Company owned and operated aircraft. The personal use of Company owned aircraft, if any, is included in each executive officer’s earnings reported to the Internal Revenue Service and the Company does not reimburse the individual for the income taxes payable on such earnings. The Company also makes available to its executive officers an annual allowance of up to $7,000 per year for financial planning services.

The executive officers’ employment and equity compensation agreements contain various severance and change of control provisions. Such provisions provide for the payment of cash compensation upon the occurrence of certain events, as defined in the employment agreement, whereby the executive’s employment term will end and the executive’s employment there under will be terminated. In the event of termination of the executive’s employment at any time other than for cause or for good reason (as defined in the employment agreement), then the Company will pay to the executive an amount equal to two times the sum of (A) his then-current annual salary in effect immediately prior to such termination, plus (B) the average of the bonus paid to or earned by the executive with respect to the three calendar years immediately preceding such termination, paid in 24 equal monthly installments. An equivalent amount of cash compensation would also be payable to the executive officer upon a change of control of the Company (as defined in the agreement) plus an additional amount equal to two times the average annual cost for Company employees of obtaining medical, dental and vision insurance under COBRA, and such severance amounts payable pursuant to a change of control are paid in a lump sum within 10 business days after the change of control. The employment agreements also contain non-competition and non-solicitation provisions during the two-year period commencing on the date the employment term ends for any reason whatsoever.

The Company’s stock option and restricted stock agreements with its executive officers contain provisions that accelerate in full the vesting of rights to exercise stock options and the removal of the Company’s purchase option related to unvested restricted shares upon a change of control. The Committee believes such change of control provisions help ensure management’s focus and commitment during a contentious period that might include a contest for control of the Company. The Company’s relatively diffuse ownership structure as a publicly-held corporation may increase the probability of managerial resistance to takeover bids that would enhance shareholder value. Without exit compensation, management may be more likely to choose to resist a takeover bid, and this managerial resistance could lead to a depletion of valuable corporate resources. The Committee believes that exit compensation upon a change of control serves to increase shareholder value and is therefore in the best interests of the Company and its stockholders.

Risk Consideration in Our Compensation Program

The Company has reviewed its compensation structures and policies as they pertain to risk and has determined that our compensation programs do not create or encourage the taking of risks that are reasonably likely to have a material adverse effect on the Company.

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth all compensation paid to, or earned by, each of the Company’s executive officers for fiscal years 2009 through 2011.

Summary Compensation Table

For Past Three Fiscal Years

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
John P. Byrnes	2011	934,846	—	—	—	—	—	33,924	(4)	968,770
Chief Executive Officer	2010	921,030	—	—	—	1,013,134	—	37,643	(4)	1,971,807
	2009	896,816	—	13,450,800	3,751,649	1,614,268	—	40,469	(4)	19,754,002
Paul G. Gabos	2011	467,423	—	—	—	—	—	20,175	(5)	487,598
Chief Financial Officer and Secretary	2010	460,515	—	—	—	506,567	—	19,907	(5)	986,989
	2009	448,408	—	6,725,400	2,143,799	807,134	—	16,687	(5)	10,141,428
Shawn S. Schabel	2011	623,541	—	—	—	—	—	40,885	(6)	664,426
President and Chief Operating Officer	2010	614,328	—	—	—	675,759	—	16,884	(6)	1,306,971
	2009	598,177	—	8,865,300	2,679,749	1,076,718	—	29,955	(6)	13,249,899

(1)

Stock awards consist only of restricted shares. In accordance with the SEC’s proxy disclosure rules, included in the “Stock Awards” column are the aggregate grant date fair values of restricted shares made during the respective fiscal years computed in accordance with FASB ASC Topic 718. For information regarding assumptions made in calculating the amounts reflected in this column, see Note 12, “Stock-Based Compensation,” to the Company’s Consolidated Financial Statements included in its Annual Report on Form 10-K for fiscal year 2011. Amounts shown do not reflect compensation actually received by the named executive officer or the value the named executive officer could realize on disposition. Such awards are subject to service-based vesting conditions that may result in forfeiture upon termination of the executive officer’s employment by the Company for “Cause” or by the executive without “Good Reason” as defined in the respective employment agreements. There were no stock awards granted in 2010 or 2011.
(2)	In accordance with the SEC’s proxy disclosure rules, included in the “Option Awards” column are the aggregate grant date fair values of option awards made during the respective fiscal years computed in accordance with FASB ASC Topic 718. The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. Option awards were made on October 1, 2009 with a Black-Scholes value of $10.72 per share. For information regarding assumptions made in calculating the amounts reflected in this column, see Note 12, “Stock-Based Compensation,” to the Company’s Consolidated Financial Statements included in its Annual Report on Form 10-K for fiscal year 2011. Amounts shown do not reflect compensation actually received by the named executive officer or the value the named executive officer could realize on disposition. Such awards are subject to service-based vesting conditions that may result in forfeiture upon termination of the executive officer’s employment by the Company for “Cause” or by the executive without “Good Reason” as defined in the respective employment agreements. There were no stock options granted in 2010 or 2011.
(3)	Amounts consist of incentive bonuses earned for services rendered in each fiscal year. The incentive bonuses paid to Messrs. Byrnes, Gabos and Schabel were paid pursuant to the terms of their respective employment agreements based on achieving certain earnings per share targets. For a discussion of the views of the Compensation Committee of the Company’s Board regarding the amount of salary and incentive bonus paid to the named executive officers in proportion to total compensation, please see the section entitled “Compensation Discussion and Analysis” contained in this Information Statement.
(4)	Reflects amounts in 2011, 2010 and 2009 for (a) Lincare’s contributions of $12,250 for each year under the Company’s tax-qualified 401(k) Plan, which provides for broad-based employee participation, (b) payments of $10,362, $7,715 and $9,285, respectively, for golf club membership fees, and (c) $11,312, $17,678 and $18,934, respectively, for personal use of Company-owned aircraft. The amounts shown for personal use of Company-owned aircraft represent the incremental cost to the Company based on the cost of fuel, crew travel expenses, landing fees, supplies, aircraft repair and maintenance, and other variable costs. Since the Company-owned aircraft are used primarily for business travel, such amounts do not include fixed costs that do not change based on usage, such as pilot salaries and related expenses, depreciation of the purchase costs of Company-owned aircraft, insurance and hangar lease charges.
(5)	Reflects amounts in 2011, 2010 and 2009 for (a) Lincare’s contributions of $12,250 for each year under the Company’s tax-qualified 401(k) Plan, which provides for broad-based employee participation, (b) $2,925, $2,657 and $4,437, respectively, for personal use of Company-owned aircraft and (c) $5,000 for financial planning services in 2011 and 2010. The amounts shown for personal use of Company-owned aircraft represent the incremental cost to the Company based on the cost of fuel, crew travel expenses, landing fees, supplies, aircraft repair and maintenance, and other variable costs. Since the Company-owned aircraft are used primarily for business travel, such amounts do not include fixed costs that do not change based on usage, such as pilot salaries and related expenses, depreciation of the purchase costs of Company-owned aircraft, insurance and hangar lease charges.
(6)	Reflects amounts in 2011, 2010 and 2009 for (a) Lincare’s contributions of $12,250 for each year under the Company’s tax-qualified 401(k) Plan, which provides for broad-based employee participation, and (b) $28,635, $4,634 and $17,705, respectively, for personal use of Company-owned aircraft. The amounts shown for personal use of Company-owned aircraft represent the incremental cost to the Company based on the cost of fuel, crew travel expenses, landing fees, supplies, aircraft repair and maintenance, and other variable costs. Since the Company-owned aircraft are used primarily for business travel, such amounts do not include fixed costs that do not change based on usage, such as pilot salaries and related expenses, depreciation of the purchase costs of Company-owned aircraft, insurance and hangar lease charges.

Grants of Plan-Based Awards

No plan-based awards were granted to the Company’s executive officers in 2011.

Outstanding Equity Awards

The following table shows all outstanding equity awards held by the named executive officers as of December 31, 2011.

Outstanding Equity Awards at 2011 Fiscal Year-End

	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price	Option Expiration	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not
Name	Exercisable	Unexercisable		($)	Date	(#)(2)	Vested ($)(3)
John P. Byrnes	450,000	0		21.15	7/31/2012	660,000	16,968,600
	600,000	0		28.22	8/30/2013
	250,000	0		25.67	5/31/2014
	200,000	0		26.02	5/31/2015
	350,000	0		20.38	12/1/2017
		175,000	(1)	20.38	12/1/2017

Paul G. Gabos	225,000	0		21.15	7/31/2012	330,000	8,484,300
	300,000	0		28.22	8/30/2013
	125,000	0		25.67	5/31/2014
	100,000	0		26.02	5/31/2015
	200,000	0		20.38	12/1/2017
		100,000	(1)	20.38	12/1/2017

Shawn S. Schabel	300,000	0		21.15	7/31/2012	435,000	11,183,850
	420,000	0		28.22	8/30/2013
	175,000	0		25.67	5/31/2014
	150,000	0		26.02	5/31/2015
	250,000	0		20.38	12/1/2017
		125,000	(1)	20.38	12/1/2017

(1)	The options were granted on October 1, 2009 and, assuming continued employment with Lincare, will become exercisable on November 1, 2012.
(2)	The restricted shares were granted on October 1, 2009 and, assuming continued employment with Lincare, will vest on November 1, 2012.
(3)	Value based on a stock price of $25.71, which was the closing price of a share of Lincare’s common stock on the NASDAQ Global Market on December 31, 2011.

Option Exercises and Stock Vested

No stock options were exercised by the Company’s executive officers during fiscal year 2011 and no stock awards held by the executive officers vested during fiscal year 2011.

Pension Benefits and Non-Qualified Deferred Compensation

The Company does not have any defined pension or defined contribution plans for its named executive officers other than the tax-qualified 401(k) Plan. The Company does not maintain any non-qualified deferred compensation plans.

EMPLOYMENT ARRANGEMENTS AND POTENTIAL PAYMENTS

UPON TERMINATION OR CHANGE OF CONTROL

Mr. Byrnes currently serves as Chief Executive Officer at an annual salary of $962,891. Mr. Gabos currently serves as Chief Financial Officer and Secretary at an annual salary of $481,445. Mr. Schabel currently serves as President and Chief Operating Officer at an annual salary of $642,247.

The Company has employment agreements with Messrs. Byrnes, Gabos and Schabel. The respective agreements set forth the terms and conditions of each executive officer’s employment for a period beginning on January 1, 2005 through December 31, 2012 for Mr. Gabos and January 1, 2005 through December 31, 2014 for Messrs. Byrnes and Schabel, or if employment thereunder is earlier terminated, such shorter period. Each agreement provides for a base salary, annual cost of living adjustments and for such salary increases as may be determined by the Board in its sole discretion. In addition to salary, the employment agreements provide that each such person will be eligible to receive bonus compensation based upon the achievement of the performance targets set forth in the respective agreements. During the employment term, each executive officer will be eligible to participate in all employee benefit programs generally available to executive employees in accordance with the provisions of any such plans and will be entitled to reimbursement of certain out-of-pocket expenses incurred in the performance of such person’s duties on behalf of the Company.

The employment agreements contain non-competition and non-solicitation provisions in effect during each executive officer’s employment term and during the two-year period commencing on the date the employment term ends for any reason whatsoever. In executing employment agreements with the Company, each executive acknowledges and agrees that a remedy at law for any breach or threatened breach of such provisions would be inadequate and, therefore, agrees that the Company will be entitled to injunctive relief in addition to any other available rights and remedies in cases of any such breach or threatened breach.

The employment agreements with Messrs. Byrnes, Gabos and Schabel provide for payments to be made to each executive officer upon the termination of such person’s employment pursuant to the occurrence of certain events. Those provisions are summarized below.

Termination of Employment Due to Death or Disability. In the event that the executive’s employment terminates by reason of his death or disability, then the Company will pay to the executive (or his estate) in a lump sum payment no later than ten business days after the end of the employment term, his base salary to the termination date and a pro rata portion of the bonus that the executive would have received had his employment not terminated (as determined in accordance with the Employment Agreement).

Termination by Company without Cause or by Executive for Good Reason. If the Company terminates the executive’s employment at any time other than for “Cause” or an executive terminates his employment for “Good Reason,” then the Company will pay to the executive, as severance pay or liquidated damages or both, an amount equal to two (2) times the sum of (A) his then-current annual salary in effect immediately prior to such termination; plus (B) the average of the bonus paid to or earned by the executive with respect to the three calendar years immediately preceding such termination. All amounts payable under this clause (i) will be paid in twenty-four (24) equal monthly installments commencing on the first day of the calendar month immediately following the end of the employment term or such later date as may be required to be treated as a separate payment for purposes of Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and the guidance issued thereunder (“Section 409A”).

The term “Cause” is defined in each executive’s employment agreement to mean (A) conviction for having committed a felony; (B) determination by at least two-thirds of the members of the Board that the executive has committed acts of dishonesty or moral turpitude; (C) failure to follow reasonable and lawful directives of the Board; or (D) gross negligence or willful misconduct by the executive in the performance of his obligations hereunder. The term “Good Reason” is defined for these purposes as the occurrence of any of the following events without the executive’s written consent: (A) a material diminution in or adverse alteration to the executive’s duties or responsibilities, (B) the relocation of the executive’s principal office outside of the area that comprises a fifty (50) mile radius from Clearwater, Florida, (C) the Company requires the executive to relocate his personal place of residence or (D) a failure of the Company to comply with any material provision of his employment agreement (other than any such failure caused by a change in applicable law or regulation); provided, however, that such events shall not constitute Good Reason (1) until the executive provides written notice to the Company within ninety (90) days of his becoming aware of the occurrence of the event or circumstance giving rise to his claim of “Good Reason” and (2) the executive actually resigns within 30 days after the end of such 90 day period unless such event or circumstance has not been cured by the Company within thirty (30) days after the Company’s receipt of such written notice.

Termination of Employment Upon a Change of Control. If the executive’s employment term ends by reason of the occurrence of a “Change of Control” (regardless of whether the executive experiences a termination of employment), then the Company will pay to the executive, as severance pay or liquidated damages or both, an amount equal to two (2) times the sum of (A) his then-current annual salary in effect immediately prior to the occurrence of such event; plus (B) the average of the bonus paid to or earned by the executive with respect to the three calendar years immediately preceding such termination; plus (C) an amount determined by the Company, in its sole discretion, to be equal to the average annual cost for Company employees of obtaining medical, dental and vision insurance under COBRA. All amounts payable pursuant to a Change of Control will be paid no later than ten (10) business days after the end of the employment term.

The term “Change of Control” is defined in each executive’s employment agreement to mean any of the following: (A) sale or other disposition (or the last such sale or other disposition) resulting in the transfer of more than 50% of the outstanding common stock of the Company to an unrelated and unaffiliated third party purchaser; (B) the consolidation or merger of the Company or a subsidiary thereof with or into any other entity (unless immediately following such consolidation or merger, the outstanding common stock of the Company immediately prior to such consolidation or merger continues to represent (either by remaining outstanding or being converted into voting securities of the resulting or surviving entity or any parent thereof) more than fifty percent (50%) of the outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such consolidation or merger (including, without limitation, a corporation that owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries); (C) a sale of substantially all of the properties and assets of the Company as an entirety to an unrelated and unaffiliated third party purchaser; or (D) the time at which any person (including a person’s affiliates and associates) or group (as that term is understood under Section 13(d) of the Exchange Act and the rules and regulations thereunder), files a Schedule 13-D or 14D-1 (or any successor schedule, form or report under the Exchange Act) disclosing that such person or group has become the beneficial owner (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of shares of capital stock of the Company giving such person or group a majority of the voting power of all outstanding capital stock of the Company with the right to vote generally in an election for directors or other capital stock of the Company into which the common stock or other voting stock is reclassified or changed.

Vesting of Equity Awards. The non-qualified stock option agreements and restricted stock agreements in effect between the Company and the named executive officers contain provisions regarding the vesting and exercise of stock options and shares of restricted stock upon termination of employment or upon a Change of Control of the Company. In the event of termination of employment of the executive by the Company at any time other than for Cause or in the event that the executive terminates his employment for Good Reason, stock options vested as of the date of termination may only be exercised within one year after the date that employment ends and only to the extent that the executive was entitled to exercise the option on the date that employment ends and had not previously done so. In the event of a Change of Control of the Company, all unvested stock options held by the executive vest and become immediately exercisable. If employment ends due to the death or disability of the executive, stock options may be exercised (by the executor or administrator of the executive’s estate or by any person who will have acquired the option through bequest or inheritance) as if the executive continued to be employed on a full-time basis by the Company in accordance with the terms of the stock option agreement.

Shares of restricted stock held by an executive officer become unrestricted upon the following events: (i) termination of employment due to death or disability; (ii) termination by the Company without Cause or by the executive for Good Reason; (iii) a Change of Control of the Company.

Potential Payments Upon Termination of Employment

The following table shows all potential payments upon termination of employment if each executive officer’s employment had terminated on December 31, 2011, the last business day of the Company’s 2011 fiscal year. The amounts presented in the table are estimates only and do not necessarily reflect the actual value of the payments and other benefits that would be received by the named executive officers, which would only be known at the time that employment actually terminates. The amounts shown for share-based awards, including stock options and restricted stock, include the values to be realized from the acceleration of the vesting provisions of the respective share-based agreements with respect to in-the-money stock options and restricted shares that were unvested as of December 31, 2011.

Potential Payments Upon Termination of Employment

Name	Triggering Event
	By Company Without Cause or By Executive for Good Reason	Change of Control	Death or Disability
John P. Byrnes
Chief Executive Officer
Cash Severance
Salary	$1,869,692	$1,869,692	—
Bonus	2,528,840	2,528,840	—
Other Benefits	—	27,728	—

	4,398,532	4,426,260	—
Acceleration of Restricted Stock	16,968,600	16,968,600	$16,968,600
Acceleration of Stock Options	—	932,750	—

Total	$21,367,132	$22,327,610	$16,968,600

Paul G. Gabos
Chief Financial Officer and Secretary
Cash Severance
Salary	$934,846	$934,846	—
Bonus	1,264,420	1,264,420	—
Other Benefits	—	27,728	—

	2,199,266	2,226,994	—
Acceleration of Restricted Stock	8,484,300	8,484,300	$8,484,300
Acceleration of Stock Options	—	533,000	—

Total	$10,683,566	$11,244,294	$8,484,300

Shawn S. Schabel
President and Chief Operating Officer
Cash Severance
Salary	$1,247,082	$1,247,082	—
Bonus	1,686,738	1,686,738	—
Other Benefits	—	27,728	—

	2,933,820	2,961,548	—
Acceleration of Restricted Stock	11,183,850	11,183,850	$11,183,850
Acceleration of Stock Options	—	666,250	—

Total	$14,117,670	$14,811,648	$11,183,850

Potential Payments Upon Termination of Employment. If the Company had terminated Mr. Byrnes’ employment other than for Cause or if he had terminated his employment for Good Reason on December 31, 2011, Mr. Byrnes would have received cash severance under his employment agreement in the amount of $4,398,532 payable in twenty-four (24) equal monthly installments of $183,272, consisting of two-times the sum of (A) his annual base salary for fiscal year 2011 of $934.846 and (B) his average bonus amount for the preceding three calendar years (2008-2010) of $1,264,420. Mr. Byrnes would also benefit from the acceleration of the vesting of 660,000 shares of restricted stock having a gross value of $16,968,600 based on the $25.71 per share closing price of Lincare common stock on December 31, 2011. If Mr. Byrnes’ employment had ended on December 31, 2011 as a result of termination of his employment term upon a Change of Control of the Company, Mr. Byrnes would have received a lump sum cash severance payment of $4,426,260, consisting of two-times the sum of (A) his annual base salary for fiscal year 2011 of $934,846, (B) his average bonus amount for the preceding three calendar years (2008-2010) of $1,264,420; and (C) an amount determined by the Company, in its sole discretion, to be equal to the average annual cost for Company employees of obtaining medical, dental and vision insurance under COBRA, which amount is estimated to be $13,864. Mr. Byrnes would also benefit from the acceleration of the vesting of 660,000 shares of restricted stock having a gross value of $16,968,600 based on the $25.71 per share closing price of Lincare common stock on December 31, 2011 and options to purchase 175,000 shares of common stock with a net value of $932,750 based on the difference between the $25.71 closing price and the $20.38 exercise price of the in-the-money stock options. If Mr. Byrnes’ employment had terminated on December 31, 2011 due to death or disability, then the Company would pay to him (or his estate) any accrued and unpaid salary up to the termination date and a pro rata portion of the bonus that he would have received had his employment not terminated (as determined in accordance with his employment agreement). Mr. Byrnes (or his estate) would also benefit from the acceleration of the vesting of 660,000 shares of restricted stock having a gross value of $16,968,600 based on the $25.71 per share closing price of Lincare common stock on December 31, 2011.

If the Company had terminated Mr. Gabos’ employment other than for Cause or if he had terminated his employment for Good Reason on December 31, 2011, Mr. Gabos would have received cash severance under his employment agreement in the amount of $2,199,266 payable in twenty-four (24) equal monthly installments of $91,636, consisting of two-times the sum of (A) his annual base salary for fiscal year 2011 of $467,423 and (B) his average bonus amount for the preceding three calendar years (2008-2010) of $632,210. Mr. Gabos would also benefit from the acceleration of the vesting of 330,000 shares of restricted stock having a gross value of $8,484,300 based on the $25.71 per share closing price of Lincare common stock on December 31, 2011. If Mr. Gabos’ employment had ended on December 31, 2011 as a result of termination of his employment term upon a Change of Control of the Company, Mr. Gabos would have received a lump sum cash severance payment of $2,226,994, consisting of two-times the sum of (A) his annual base salary for fiscal year 2011 of $467,423, (B) his average bonus amount for the preceding three calendar years (2008-2010) of $632,210; and (C) an amount determined by the Company, in its sole discretion, to be equal to the average annual cost for Company employees of obtaining medical, dental and vision insurance under COBRA, which amount is estimated to be $13,864. Mr. Gabos would also benefit from the acceleration of the vesting of 330,000 shares of restricted stock having a gross value of $8,484,300 based on the $25.71 per share closing price of Lincare common stock on December 31, 2011 and options to purchase 100,000 shares of common stock with a net value of $533,000 based on the difference between the $25.71 closing price and the $20.38 exercise price of the in-the-money stock options. If Mr. Gabos’ employment had terminated on December 31, 2011 due to death or disability, then the Company would pay to him (or his estate) any accrued and unpaid salary up to the termination date and a pro rata portion of the bonus that he would have received had his employment not terminated (as determined in accordance with his employment agreement). Mr. Gabos (or his estate) would also benefit from the acceleration of the vesting of 330,000 shares of restricted stock having a gross value of $8,484,300 based on the $25.71 per share closing price of Lincare common stock on December 31, 2011.

If the Company had terminated Mr. Schabel’s employment other than for Cause or if he had terminated his employment for Good Reason on December 31, 2011, Mr. Schabel would have received cash severance under his employment agreement in the amount of $2,933,820 payable in twenty-four (24) equal monthly installments of $122,243, consisting of two-times the sum of (A) his annual base salary for fiscal year 2011 of $623,541 and (B) his average bonus amount for the preceding three calendar years (2008-2010) of $843,369. Mr. Schabel would also benefit from the acceleration of the vesting of 435,000 shares of restricted stock having a gross value of $11,183,850 based on the $25.71 per share closing price of Lincare common stock on December 31, 2011. If Mr. Schabel’s employment had ended on December 31, 2011 as a result of termination of his employment term upon a Change of Control of the Company, Mr. Schabel would have received a lump sum cash severance payment of $2,961,548, consisting of two-times the sum of (A) his annual base salary for fiscal year 2011 of $623,541, (B) his average bonus amount for the preceding three calendar years (2008-2010) of $843,369; and (C) an amount determined by the Company, in its sole discretion, to be equal to the average annual cost for Company employees of obtaining medical, dental and vision insurance under COBRA, which amount is estimated to be $13,864. Mr. Schabel would also benefit from the acceleration of the vesting of 435,000 shares of restricted stock having a gross value of $11,183,850 based on the $25.71 per share closing price of Lincare common stock on December 31, 2011 and options to purchase 125,000 shares of common stock with a net value of $666,250 based on the difference between the $25.71 closing price and the $20.38 exercise price of the in-the-money stock options. If Mr. Schabel’s employment had terminated on December 31, 2011 due to death or disability, then the Company would pay to him (or his estate) any accrued and unpaid salary up to the termination date and a pro rata portion of the bonus that he would have received had his employment not terminated (as determined in accordance with his employment agreement). Mr. Schabel (or his estate) would also benefit from the acceleration of the vesting of 435,000 shares of restricted stock having a gross value of $11,183,850 based on the $25.71 per share closing price of Lincare common stock on December 31, 2011.

GOLDEN PARACHUTE COMPENSATION

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our current named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.

Messrs. Byrnes, Gabos and Schabel are the Company’s current named executive officers. The Company has entered into employment agreements with Messrs. Byrnes, Gabos and Schabel, as described above in “Annex A— Employment Arrangements and Potential Payments Upon Termination or Change of Control” and are incorporated herein by reference.

The Merger Agreement provides for vesting of outstanding Company equity awards in connection with the Transactions, as described above in “Annex A— Outstanding Equity Awards”.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9, and do not reflect certain compensation actions occurring before completion of the Merger. As a result, the actual amounts, if any, to be received by a named executive officer may differ materially from the amounts set forth below.

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer that is based on or otherwise relates to the Offer and the Merger, assuming the following:

(a)	The Merger is pursuant to a single triggering event;

(b)	Payments to the named executive officers are not conditional upon resignation or termination of the named executive officers; and

(c)	The $41.50 per Share cash consideration payable under the Merger Agreement.

Golden Parachute Compensation

Name	Cash($)(1)	Equity($)(2)	Pension/ NQDC($)(3)	Perquisites/ Benefits($)(4)	Tax Reimbursement ($)(5)	Other($)(6)	Total ($)
John Byrnes	3,705,112	47,686,000	—	—	—	—	51,391,112
Chief Executive Officer

Shawn Schabel	2,480,540	33,142,500	—	—	—	—	35,623,040
Chief Operating Officer

Paul Gabos	1,866,418	15,807,000	—	—	—	—	17,673,418
Chief Financial Officer

(1)	These amounts represent severance payments payable in a lump sum cash payment.
Mr. Byrnes will receive a lump sum cash severance payment of $3,705,112, consisting of two-times the sum of (A) his annual base salary for fiscal year 2012 of $962,891, (B) his average bonus amount for the preceding three calendar years (2009-2011) of $875,801; and (C) an amount determined by the Company, in its sole discretion, to be equal to the average annual cost for Company employees of obtaining medical, dental and vision insurance under COBRA, which amount is estimated to be $13,864.
Mr. Schabel will receive a lump sum cash severance payment of $2,480,540, consisting of two-times the sum of (A) his annual base salary for fiscal year 2012 of $642,247, (B) his average bonus amount for the preceding three calendar years (2009-2011) of $584,159; and (C) an amount determined by the Company, in its sole discretion, to be equal to the average annual cost for Company employees of obtaining medical, dental and vision insurance under COBRA, which amount is estimated to be $13,864.
Mr. Gabos will receive a lump sum cash severance payment of $1,866,418, consisting of two-times the sum of (A) his annual base salary for fiscal year 2012 of $481,445, (B) his average bonus amount for the preceding three calendar years (2009-2011) of $437,900; and (C) an amount determined by the Company, in its sole discretion, to be equal to the average annual cost for Company employees of obtaining medical, dental and vision insurance under COBRA, which amount is estimated to be $13,864.
These amounts assume that base salaries remain unchanged from their levels in effect on the date of this Information Statement. These amounts also assume that each executive officer has satisfied the requirements under his Employment Agreement to receive such payments for the maximum period of time.
(2)	These amounts represent the aggregate amount of unvested restricted shares as well as the option spread value with respect to the outstanding unvested options. Mr. Byrnes would benefit from the acceleration of the vesting of 1,060,000 shares of restricted stock having a gross value of $43,990,000 based on the $41.50 per share closing price of Lincare common stock and options to purchase 175,000 shares of common stock with a net value of $3,696,000 based on the difference between the $41.50 closing price and the $20.38 exercise price of the in-the-money stock options.
Mr. Schabel would benefit from the acceleration of the vesting of 735,000 shares of restricted stock having a gross value of $30,502,500 based on the $41.50 per share closing price of Lincare common stock and options to purchase 125,000 shares of common stock with a net value of $2,640,000 based on the difference between the $41.50 closing price and the $20.38 exercise price of the in-the-money stock options.

Mr. Gabos would benefit from the acceleration of the vesting of 330,000 shares of restricted stock having a gross value of $13,695,000 based on the $41.50 per share closing price of Lincare common stock and options to purchase 100,000 shares of common stock with a net value of $2,112,000 based on the difference between the $41.50 closing price and the $20.38 exercise price of the in-the-money stock options.
(3)	The named executive officers are not entitled to any pension or non-qualified deferred compensation benefit enhancements for a qualifying termination in connection with a change of control or otherwise.
(4)	The named executive officers are not entitled to any perquisites or other personal benefits or property for a qualifying termination in connection with a change of control, other than for reimbursement of healthcare costs (including the costs of healthcare insurance) included in (1). These benefits have been calculated based on assumptions used by the Company for financial reporting purposes under generally accepted accounting principles, including that the cost of COBRA coverage would represent the cost of continuing coverage for the full 12 or 6 months, as applicable.
(5)	The named executive officers are not entitled to any make-up payments for taxes incurred by each named executive officer in connection with the change of control.
(6)	These amounts represent the aggregate dollar value of any other compensation that is based on or otherwise relates to the transaction not properly reported in columns (1) through (5).

AUDIT COMMITTEE REPORT

The Audit Committee of the Board (for purposes of this report, the “Committee”) has prepared this report on its activities with respect to the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2011 (the “Audited Financial Statements”).

(1)	The Committee has reviewed and discussed the Audited Financial Statements with management and KPMG LLP, the Company’s independent registered public accounting firm;

(2)	The Committee has discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T;

(3)	The Committee has received the written disclosures and the letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP’s communications with the audit committee concerning independence, and has discussed with KPMG LLP its independence; and

(4)	Based on its review and discussions with management and KPMG LLP concerning the Company’s Audited Financial Statements referred to above and relying thereon, and its review of KPMG LLP’s report on such Audited Financial Statements, the Committee recommended to the Board, and the Board approved, that the Audited Financial Statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission.

Angela P. Bryant

Frank D. Byrne, M.D.

William F. Miller, III

Audit Committee

ANNEX B

July 1, 2012

The Board of Directors

Lincare Holdings Inc.

19387 U.S. North 19

Clearwater, FL 33764

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Lincare Holdings Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger dated as of July 1, 2012 (the “Agreement”), among the Company, Linde AG (the “Acquiror”) and a wholly-owned indirect subsidiary of the Acquiror, Linde US Inc. (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $41.50 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock owned by the Company or any subsidiary of the Company or any shares owned by the Acquiror, Acquisition Sub or any other subsidiary of Acquiror and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by, or at the direction of, the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such

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analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or the Acquiror other than that our commercial banking affiliate provides treasury, cash management and related services to the Acquiror for which it receives customary compensation or other financial benefits. In addition, our asset management affiliate provides asset and wealth management services to the Acquiror for which it receives customary compensation. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any Schedule 14D-9, proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/J.P. Morgan Securities LLC

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ANNEX C

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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